Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	2012 Financial Report
2.	4Q12 and 2012 Earnings release
3.	Board of Directors Minutes
4.	Fiscal Council Minutes
5.	Notice to Shareholders

MANAGEMENT REPORT 2012

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents its Management Report and Financial Statements for the fiscal year 2012. This information is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

In 2012 Ultrapar completed 75 years of history marked by value creation to its shareholders, outstanding products and services to its customers and growth and development opportunities to for its employees. Ultrapar holds leading positions in its markets: fuel distribution through Ultragaz and Ipiranga, production of specialty chemicals through Oxiteno, and liquid bulk storage services through Ultracargo.

The company performs its activities throughout the entire Brazilian territory, with businesses that have a widespread reach and are present in the Brazilians’ everyday life. Ultrapar also has a growing presence outside Brazil, through Oxiteno, with industrial plants in the United States, Mexico, Uruguay and Venezuela, as well as commercial offices in Argentina, Belgium, China and Colombia. By the end of 2012, Ultrapar had 9 thousand employees in Brazil and in its foreign units.

In 2012, Ultrapar continued its strategy of value creation and investments to increase operating scale, maintaining the trajectory of robust and consistent earnings growth. As a result of this strategy, and supported by a corporate culture based on continuous innovation, sustainability of its businesses and a corporate governance designed to ensure the continuity of the company and its growth, Ultrapar completed this year 26 consecutive quarters of EBITDA growth, attesting the resilience and consistency of its growth.

In May 2012, we announced the succession process of Ultrapar’s Chief Executive Officer. Ultrapar’s solid and strengthened management system enabled a planned and organized transition process, a renewal with no disruption. This was another evidence of Ultrapar’s institutionalization – the corporate governance and culture of the company allow that decisions are taken by professionals aligned towards a common goal to the benefit of the company’s interests.

Since 1999, Ultrapar’s shares have been listed at the BM&FBOVESPA (São Paulo Securities, Commodities and Futures Exchange) and at the New York Stock Exchange (NYSE), with ADRs level III, and since 2011 in the Novo Mercado listing segment, complying with the highest standards of corporate governance in both markets. In 2012, the company's shares appreciated by 45%, being one of the companies with the highest appreciation among those that compose the Ibovespa.

ECONOMIC AND OPERATIONAL ENVIRONMENT

In 2012, the Brazilian economy presented a modest growth level. In order to foster the economic activity, the Brazilian government adopted counter-cyclical measures during the year, with an emphasis on the reduction of the base interest rate, which decreased from 11.0% at the end of 2011 to 7.25% at the end of 2012, and on the reduction of federal taxes on the automotive sector. In 2012, approximately 3.6 million light vehicles were licensed, a 6% growth over the previous year, representing approximately 11% of the light vehicle fleet by the end of 2011. Despite the government measures, GDP growth during the first nine months of 2012 was 1%, below the 3% growth recorded in the same period of the previous year. The effects of the lower economic growth, the lower interest rate and the unstable international scenario resulted in a 17% more depreciated Real in 2012 compared to 2011.

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ULTRAPAR IN 2012

Corporate governance

- The Board of Directors approved, in May 2012, the nomination of Thilo Mannhardt to succeed Pedro Wongtschowski starting January 1st, 2013. Pedro Wongtschowski, in turn, replaced Thilo Mannhardt in the Board of Directors.

Acquisitions, investments and divestments

- Ipiranga expanded its reseller network by 374 service stations and 391 new am/pm and JetOil franchises. The company also invested in the construction and expansion of 12 storage facilities.

- Oxiteno concluded two acquisitions outside Brazil: a specialty chemicals plant in Pasadena, Texas (USA), and American Chemical, a specialty chemicals company in Uruguay.

- Ultracargo acquired Terminal Marítimo do Maranhão S.A. - Temmar, establishing a footprint in the port region of Itaqui, in Maranhão. Ultracargo also increased its storage capacity by approximately 10% through the expansion of its terminals in Santos and Aratu.

- Ultragaz directed its investments mainly to capturing new clients in the LPG bulk segment.

Shareholders’ return and capital markets

- Ultrapar's shares presented a 45% and 30% appreciation during the year on the BM&FBOVESPA and the NYSE, respectively. In the same period, both market indexes appreciated by 7%.

- Ultrapar closed 2012 with a market value of R$ 25 billion, approximately three times higher than that of five years ago.

- Dividends declared totaled R$ 627 million, corresponding to a 62% payout over 2012 net income and a 3% dividend yield.

- Once more, Ultrapar has been selected to be part of the portfolio of the BM&FBOVESPA’s Corporate Sustainability Index (ISE), comprised of companies with outstanding recognition regarding their commitment to social and environmental responsibility, corporate governance and corporate sustainability.

Results

- Net sales of R$ 54 billion in 2012, a growth of 11% over the previous year.

- EBITDA of R$ 2.4 billion, 18% higher than that in 2011.

- Net earnings of R$ 1.0 billion, a 19% growth over the previous year.

Main recognitions

- Winner of the 2012 corporate governance award in the category listed companies - Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance).

- 2nd place in the "Best Companies for the Shareholders" award in the category of companies with market value over R$ 15 billion - Revista Capital Aberto.

- One of the world’s 100 most innovative companies by The World's Most Innovative Companies award – Forbes.

- 5th place in the World's Most Admired Companies 2012 ranking in the energy sector - Fortune Magazine.

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Corporate governance, strategy and value creation

Throughout its history, Ultrapar was a pioneer in the development of corporate governance, anticipating market trends and contributing to the evolution of the topic in Brazil. The corporate governance structure built by the company was a key element for the strategic decisions and implementations that defined the success of its businesses.

Ultrapar’s current corporate governance structure, renewed in 2011, is the result of a process started in the 1970s and that has been deepened since then. By that time, the company had experienced a fast-growing phase and, consequently, the complexity of its businesses increased. The then manager and main shareholder of Ultrapar, Pery Igel, opted to hire professional executives for the company's management in the 1970s, with the objective of preserving and increasing the company's value. In the 1980s, Pery Igel enhanced this process, implementing an unparalleled deferred stock plan for executives, linked to a 20-year vesting period. By doing that, he turned the executives into his partners, aligning interests to build a better and more solid company, under the belief that the “owner” mentality guides a manager in this direction. Over the following decade, with the leadership of Paulo Cunha, the company decided to divest its operations in various sectors, such as engineering and agriculture, and focus on the three businesses in which it had prominent positions: LPG distribution, chemicals production and logistics services for bulk liquids. This redesign process allowed the company to strengthen these three businesses and was followed in the late 1990s by the Ultrapar’s simultaneous initial public offering (IPO) on the BM&FBOVESPA and the NYSE, the first Brazilian company to do so.

In the post-IPO period, Ultrapar contributed significantly to the development of the Brazilian capital markets. This contribution occurred both through the pioneering introduction of provisions such as the granting of 100% tag along rights in 2000 as a tool of alignment of interests between all shareholders in the company, and also through the engagement in discussions related to the theme, such as the participation as a founding member and active participant in the Companies Circle of the Latin American Corporate Governance Roundtable.

Also during this period, the corporate governance based on the alignment of interests between shareholders and executives, leading the latter to a permanent focus on creating value for the company, was essential for the pursue and realization of acquisitions of high strategic impact, such as Ipiranga, Texaco and União Terminais, at the same time that Paulo Cunha led Ultrapar to separate in 2007 the roles of chief executive officer and chairman of the Board of Directors. Pedro Wongtschowski was nominated his successor in the executive activities, and Paulo Cunha began to devote himself exclusively to the role of chairman of the Board of Directors.

Ultrapar always considered the capital markets as an important enabling agent of growth and endurance of the company, not only as a source of funds for its investments but also as a source of development and reinforcement of a delegation and accountability culture, meritocratic management and alignment of interests. The implementation of the new corporate governance structure in 2011 provided Ultrapar an increased investment capacity, allowing the conception of even more audacious projects for the coming years. In addition, it is a definitive move towards the professional management of the company, which now has its future untied from specific issues of any particular shareholder.

The new corporate governance structure involved the conversion of all Ultrapar’s preferred shares of into common shares at a 1-to-1 ratio. With this conversion, all shareholders began to enjoy exactly the same economic and political rights. As a consequence, the controlling shareholders gave up their legal control right for leadership through performance to endure the company and its growth. Additionally, Ultrapar adhered to the highest level of corporate governance in the Brazilian market, joining the Novo Mercado segment of BM&FBOVESPA, and incorporated, in its new bylaws, provisions inspired by international standards with no precedent in Brazil and that exceed the requirements of the Novo Mercado. With this evolution in its corporate governance, the company has prepared the foundations for Ultrapar to become an increasingly solid, profitable and long-lasting company.

In 2012, as part of the constant evolution of its corporate governance, Ultrapar conducted again the succession of its chief executive officer, after a six-year term of Pedro Wongtschowski. The Board of Directors approved, in May 2012, the nomination of Thilo Mannhardt as chief executive officer starting January 1st, 2013. The succession process happened in accordance with Ultrapar’s philosophy: adequately planned and conducted with transparency. The succession was performed as part of a process of continuity for the company’s planning, growth and value creation.

Investments

In 2012, Ultrapar continued an investment strategy oriented to support the leadership position in its businesses and to grow volumes as an enabler of value creation. Ultrapar’s investments, net of disposals, totaled R$ 1,491 million, of which R$ 1,323 million were related to organic investments and R$ 169 million were related to acquisitions. Additionally, the company assumed R$ 124 million net debt in connection with the acquisitions made during the year.

At Ipiranga, R$ 942 million were invested, of which (i) R$ 514 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil

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and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 63 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 12 logistics facilities, and (iii) R$ 365 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 914 million were related to property, plant, equipment and intangible assets and R$ 28 million were related to financing to clients, net of repayments.

At Oxiteno, the total investments in 2012 amounted to R$ 115 million, mainly directed to the specialty chemicals plant in the United States and the maintenance of its plants. Oxiteno also acquired American Chemical, a specialty chemicals plant in Uruguay, with the disbursement of R$ 107 million, in addition to the assumption of R$ 33 million in net debt.

Ultracargo’s investments totaled R$ 84 million, mainly allocated to the expansion of 72,000 cubic meters in the Aratu and Santos terminals. Additionally, Ultracargo disbursed R$ 68 million for the acquisition of Temmar, at the port of Itaqui, and assumed R$ 91 million in net debt.

At Ultragaz, R$ 157 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

Ultrapar’s investment plan for 2013, excluding acquisitions, amounts to R$ 1,437 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investments plan for 2013¹	R$ million
Ipiranga	872
Oxiteno	278
Ultracargo	103
Ultragaz	160
Others²	24
Total	1,437
1 Net of disposals 2 Includes mainly Refinaria de Petróleo Riograndense and corporate IT services

Ipiranga will invest (i) R$ 360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 182 million in the expansion of its logistic infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$ 868 million refer to additions to property, plant, equipment and intangible assets, and R$ 4 million refer to financing to clients, net of repayments. Oxiteno will direct R$ 203 million for expansion investments, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130,000 tons per year of production capacity, 30,000 tons of which will be operational by 2013 and 100,000 tons will start-up in 2014. Additionally, Oxiteno will invest in the maintenance of its plants. Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals. Ultragaz will focus its investments mainly on (i) UltraSystem (small bulk), due to the prospects of capturing new clients, (ii) the modernization of its filling plants, mainly in the Southeast region of Brazil, and expansion of facilities in the Northeast region of Brazil and (iii) the replacement and purchase of LPG bottles.

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Shareholders’ return and capital markets

The year 2012 was marked by the appreciation of the shares of the company and the increase in trading liquidity. Ultrapar’s shares recorded an average daily trading volume of R$ 56 million/day, 60% above the R$ 35 million/day average of 2011. This volume considers trading on both the BM&FBOVESPA and the NYSE. The number of tradings of Ultrapar’s shares presented a significant increase of 29%, from a daily average of 2,561 transactions in 2011 to 3,310 transactions in 2012.

Once more Ultrapar’s shares appreciated far over the reference indexes, reflecting the recognition by the capital markets of Ultrapar’s earnings growth, as a result of its management practices based on planning and execution capability, and of the evolution in its corporate governance. At BM&FBOVESPA, Ultrapar’s shares closed the year quoted at R$ 46.3, with an accumulated appreciation of 45% in 2012. During the same period, the Ibovespa index appreciated by 7%. At the NYSE, Ultrapar’s shares appreciated by 30% in 2012, higher than the 7% appreciation of the Dow Jones index during the same period.

Therefore, the strong performance presented by Ultrapar’s shares since its initial public offering, in October 1999, continued in 2012. Considering the period between its IPO and the end of 2012, Ultrapar’s shares had an average appreciation of 24% per year, with dividends reinvested. In this period, this appreciation exceeded the appreciation of Ibovespa, which was 14% per year; of the CDI, which was 15% per year; and was well above inflation, which was 7% per year.

Social and environmental philosophy, innovation and operational excellence

Ultrapar considers its social and environmental philosophy and innovation as tools to achieve operational excellence.

Ultrapar’s philosophy of sustainable development is shown, from the environmental perspective, through programs aimed at reducing emissions of greenhouse gases (GHG), at reducing consumption of energy and water, as well as at the management and treatment of wastes and effluents produced by the company. The convergence of the adoption of these programs with the search for operational efficiency provides a high degree of assertiveness in Ultrapar’s practices related to this issue.

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At Ipiranga, the activity of monitoring the emissions of GHG is already consolidated within the company. In 2012, more than 3 million data in more than 78 distribution facilities were analyzed, regarding the emissions in 2011. Innovation and sustainability are combined in the Posto Ecoeficiente project (Eco-Efficient service station), which provides a revolutionary approach to sustainable management of a service station, with a range of solutions offered in the construction and operation of stations in order to reduce the consumption of materials and natural resources and that includes the reduction of wastes generated during the construction. The new sustainability concepts in this project fit Ultrapar’s strategy to provide effective results. Ipiranga reached 231 Postos Ecoeficientes by the end of 2012 that provided, for example, approximately 35% savings in energy expenses.

Oxiteno has built a solid reputation in the chemical industry for its innovative initiatives, anchored in continued investments and a structure designed for research and development (R&D). At Oxiteno, 7% of its staff is involved in the innovation of products, processes and new applications. It has the support of a scientific council, composed of experts in the world, and of partnerships with leading institutions dedicated to research in the field of specialty chemicals.

New researches have enabled Oxiteno to compete with important differentials in segments such as agribusiness. In 2012, Oxiteno continued launching products used in the composition of agricultural defensives with lower levels of toxicity, meeting the growing demand for products with less environmental impact and lower health risks to users. Since 2011, Oxiteno is part of the Roundtable on Sustainable Palm Oil (RSPO), a recognized international institution that certifies the deployment of sustainable standards by palm kernel oil producers that supply the product as raw material to the company. In 2012, 24% of the raw materials used in Oxiteno were obtained from renewable sources, mainly palm kernel oil, ethanol, sugar and soy oil.

Ultracargo has been developing, since 2009, improvements in the drainage network at the terminal in Santos, which aims at reducing the waste generated. This project is scheduled to be concluded in 2015. With the same objective, the company conducts activities such as inspections and analysis of the compatibility of stored products, which avoid unnecessary cleaning. Initiatives to reduce effluents generation resulted, in 2012, in a 4% reduction in waste discharge compared with 2011.

Ultragaz implemented, in 2011, a system directed to standardize the environmental management of the company, through an assessment of environmental needs based on a benchmark of companies recognized for their environmental management. It is possible, for example, to set goals with indicators for environmental management through the system. In 2012, a software started to be used in monitoring all production facilities. Aiming at providing a more efficient use of energy in Ultragaz’s production units, the company implements the Programa Redução do Consumo de Energia (Energy Consumption Reduction Program), using a software that allows online monitoring of the consumption. Ultragaz launched, in 2012, an application for mobile phones that offers features to provide comfort and convenience for the consumer, through online purchase of LPG bottles and access to cooking recipes and expert tips. For the bulk segment, Ultragaz seeks to expand its sales by creating new niches for LPG consumption. As a result of this strategy, LPG has been used in new applications in agribusiness, to dry out grains and in plague control, with great operational and economic efficiency.

Relationship with stakeholders

Ultrapar’s successful trajectory has in its foundation the solid relationship with its various stakeholders, built upon the sharing of principles and values, goals and objectives, based on ethics, transparency and sustainable development.

People

Human capital is a central component in the long and increasing growth trajectory of Ultrapar, in its more than 75 years of existence, based on meritocracy and alignment of interests. In late 2012, Ultrapar had the support of 9,282 employees.

People management at Ultrapar aims at the development of leaders through challenging goals, improvement and growth opportunities, and the meritocratic recognition of the evolution of its professionals. Behind this strategy there is a compensation system intrinsically linked to Ultrapar’s corporate governance structure, which aligns individual goals to value creation in the short and long term. One of the main tools used is the variable compensation linked to economic value added growth targets measured through the EVA®, which constitutes a significant portion of total compensation.

Through its internship and trainee programs, Ultrapar and its businesses offer opportunities and challenges to high-potential youngsters. Currently, these programs represent the main means to attract new talents at Ultrapar. Every year, Ultrapar’s internship and trainee programs attract approximately 320 young professionals who become part of a development program that differentiates itself by providing a broad overview of the various business areas. This model eases the identification, by the young professionals, of the path to follow in their trajectory at Ultrapar.

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People management – main initiatives in 2012

- Programa Geral de Treinamento Ipiranga (Ipiranga’s General Training Program) – The purpose of the program is the training and development in all the company’s hierarchical levels. The program counts with the support of institutions such as Fundação Dom Cabral, Instituto Brasileiro de Mercado de Capitais (Brazilian Institute of Capital Markets) and Fundação Getulio Vargas in defining customized courses, aligned with Ipiranga’s needs. In 2012, the program focused on sustainability. During the year, 71% of the staff went through the Programa Geral de Treinamento.

- Modelo de gestão integrada da Oxiteno (Oxiteno’s integrated management model) - The model is intended to align the practices of people management and ensures a unique corporate identity in the various countries where it operates. In 2012, Oxiteno defined policies and procedures for the new operations in Colombia, China and the United States.

- Portal do Saber Ultracargo (Ultracargo’s Knowledge Portal) - It is a tool for development with diversified means of disseminating knowledge, through channels such as podcast, online videos, seminars and text formats. The program, that relies on content produced by the universities of Chicago and Harvard, aims at developing leadership skills and update knowledge on business and people management, contemplating all areas and hierarchical levels of the organization. In 2012, the program was reformulated, expanding the audience and partnerships with content providers.

- Academia Ultragaz (Ultragaz Academy) – Provides the leadership development, through training and development programs that provide access to new tools for people management. The content used is developed by institutions such as Fundação Getúlio Vargas, Fundação Dom Cabral, Fundação Instituto de Administração (FIA), INSEAD and Kellogg School of Management. In 2012, Ultragaz Academy provided approximately 18,000 hours of training to more than 1,100 participants.

- Programa de Desenvolvimento de Liderança – PDL (Ultrapar’s Leadership Development Program) - Structured in modules with theoretical, practical and a personalized coaching program, the PDL for the Corporate Center was implemented two years ago and has been contributing consistently to the improvement of leaders of the Corporate Center - more than 80% of coordinators and managers have gone through the PDL, which had more than 2,400 hours of training.

- Programa de Capacitação Oracle (Ultrapar’s Oracle Training Program) - Aiming at developing and expanding the professionals’ skills on the Oracle platform, especially the ERP Oracle Applications, the IT staff at Ultrapar developed the Oracle Training Program, which was implemented in 2012 and had more than 2,500 hours of specialized technical training, of operations assisted by experienced professionals and of a group coaching program, ensuring the technical and behavioral improvement in preparation for future projects of the company, and multiplication of knowledge.

Clients

Passion for the client is a feeling that guides Ultrapar’s and its businesses’ relationship with their clients. The focus on client satisfaction regarding the products and services offered by all the group’s companies is the main driver of a business philosophy based on ethics, sustainability, continuity and the constant search for new ideas and solutions, enabling Ultrapar to expand and perpetuate this relationship.

At Ipiranga, the focus on client is evidenced by the wide offer of specific products and services to each segment. In 2012, the main ones were the announcement of ConectCar and the strengthening of the “Posto Virtual” (Virtual Service Station), which innovates by allowing the sale of fuel credits vouchers over the internet, providing clients, such as owners of small vehicle fleets, a new payment method. Also with a focus on differentiation in convenience, Ipiranga expanded initiatives already established, such as the “Km de Vantagens” loyalty program, and expanded its JetOil and am/pm franchise network, including the expansion of the number of am/pm bakeries, an initiative that leverages the revenues of the convenience stores. These differentiation initiatives by Ipiranga result in a better value proposition for clients and resellers, creating benefits for the whole chain - the client has access to differentiated products, the reseller has its revenues increased, and the service stations has a differentiated positioning, contributing to the evolution of the company's results.

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Oxiteno sought to expand, in 2012, the clients’ communication channels as a strategy to increase the dissemination of alternatives and innovative aspects of its products and, at the same time, to adjust itself more efficiently to the demands of the market. To this end, Oxiteno launched a quarterly newsletter, “Click Oxiteno”, addressed to clients, composed of the company’s news as well as news about its main markets (agrochemicals, cosmetics and detergents, and coatings). The company also conducts workshops with large customers to present its products and gather important feedback. In order to be aware of, for example, the needs of an important client, the coatings area held, in July, a seminar to introduce the Greenformance concept and new developments (products for decorative coatings).

The success of Ultracargo’s businesses is a result of its flexibility in meeting the customers’ demands, as well as the quality and safety of the services provided. As a result, Ultracargo maintains itself in a state of constant improvement to obtain an accurate perception of the market’s needs and provide timely and efficient solutions. As an example of this philosophy, the recent expansions carried out at its terminals derive from projects in partnership with clients drawn from specific demands.

Ultragaz guides its relationship with clients on the excellence in the supply of its products and services, ensuring appropriate solutions to its needs. To monitor the degree of customer satisfaction, the company frequently conducts surveys with residential consumers (every six months), who acquire bottled gas, and with customers in the corporate segment (monthly), consumers of bulk LPG. In 2012, the surveys resulted in an 89% level of approval.

Resellers and suppliers

Ultrapar developed strong partnerships with its suppliers and resellers by sharing the principles that govern its business and the benefits of its business model. These are partnerships founded in common ethics and management principles, in sustainable financial results, and in the vision that good partners provide benefits to the whole chain. To promote an increasingly closer alignment with this group, Ultrapar’s companies make use of a broad set of initiatives.

As a business strategy, Ipiranga seeks to make its service stations increasingly attractive to its customers, offering a range of products, services and convenience, expanding the aggregated value for the entire Ipiranga chain. Ipiranga’s resellers, the primary link between the company and the end consumer, benefit from this strategy, which provides them with an improved and more competitive business. To promote a closer relationship between the reseller and Ipiranga, the company has a Marketing Services Center for the Reseller, to obtain information about marketing and business opportunities, allowing a more efficient interaction with the resellers. The resellers also participate annually in incentive and relationship programs, such as the “Clube do Milhão”, which awards those who have excelled in meeting pre-established goals with international trips. In addition, the services stations’ employees, internally called VIPs (Ipiranga pump attendants), who are the Ipiranga brand and service ambassadors, continue to be contemplated with specific training initiatives to enhance performance. Ipiranga maintains special mobile training units, which support the training of the VIPs in their own workplace all over Brazil. In 2012, about 25 thousand VIPs were trained, a growth of over 50% compared to 2011.

Oxiteno and Ultracargo are signatories to the ABIQUIM Responsible Care program, by which they base their relationships with suppliers on social and environmental issues.

Ultragaz promotes the sharing of its training system with its reseller network. Since 2007, the Academia Ultragaz Revenda (Ultragaz Resellers Academy) promotes training programs for teams of resellers within the Academia Ultragaz – Especialista em Atendimento (Ultragaz Academy – Specialist in Customers Care), a program offered by the Academia Ultragaz Revenda. Ultragaz has the Programa de Qualificação de Revendas (Reseller Qualification Program) to standardize good management practices within its resellers, which includes brand standardization, quality management and knowledge of the industry legislation. Through an evaluation process, resellers are classified into five categories (blue diamond, diamond, gold, bronze and opportunity), enabling the participants to check their level of performance in relation to management excellence standard of Ultragaz and working as an incentive for constant improvement. In 2012, more than 4 thousand resellers participated in the program, a significant growth since the beginning of the program, in 2008, when approximately 700 resellers were evaluated.

Communities

Ultrapar and its businesses consider fundamental the development of the communities with which they interact, acting as driver of social inclusion and dissemination of culture, education and professional development for the members of their respective communities.

Aiming to contribute to the entrance into the professional life of low-income young students from the Bela Vista, neighborhood of the corporate headquarters, Ultrapar develops the Projeto Formare (Formare Project). This is a vocational training and free course, allowing training for their insertion into the labor market. Once graduated, students are able to work as administrative assistant. In 2012, the year in which Ultra Formare graduated its 11th class, the project surpassed 200 young graduates since its beginning in 2002.

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Ipiranga develops the Alfabetização Solidária (Solidarity in Literacy) program, which contributes to the social inclusion in cities in the North and Northeast regions of Brazil by offering literacy classes to youths and adults. In 2012, Alfabetização Solidária was expanded to allow for the continuation of studies and integration into the labor market for newly literate students. During 2012, one thousand students became literate through the program.

Oxiteno develops the Programa Ver de Dentro (See from Inside Program), by which it opens the doors of its premises in Camaçari to the population, and promotes interactions with local communities. The program aims at disseminating information about Oxiteno to audiences such as students, teachers and neighborhood associations, thus contributing to the dialogue with the communities. Also through this program, Oxiteno shares data on its health, safety and environmental program.

Every year, Ultracargo holds the “Comprometidos com a Solidariedade” (Engaged with Solidarity), a campaign to collect food to help charity institutions in cities in the surroundings of its terminals and operation centers. The campaign encourages volunteerism among Ultracargo’s employees, in addition to strengthen its ties with neighboring communities to its premises. Nineteen thousand tons of food were donated in 2012 in a positive competition between the company’s terminals. Additionally, Ultracargo develops, together with a group of companies, the “Polo Cidadania” project, which launched initiatives such as emergency trainings in case of occasional accidents, and reaches approximately 5,000 residents surrounding the Camaçari Complex.

In 2012, Ultragaz continued the "Ultragaz Cultural" initiative that aims to bring culture to disadvantaged communities across the country through music, theater, literature and movies. One of the actions of Ultragaz Cultural, the moving theater, launched in 2008, has already visited more than 70 cities in 22 states and reached approximately 100 thousand youngsters and children. Additionally, Ultragaz held in 2012, for the second consecutive year, the “Museu Itinerante Ultragaz” (Ultragaz Moving Museum) program, a free exhibition that consists of 40 reproductions of famous paintings that visited 12 cities during the year, reaching around 11 thousand people. Ultragaz provided, in partnership with Junior Achievement – the oldest nonprofit organization dedicated to business education in the world – additional training for public school students in 13 states or Brazil.

Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. To avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services that are (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2012, Ultrapar and its subsidiaries did not contract any service from their independent auditors not directly linked to the auditing of financial statements.

Deloitte Touche Tohmatsu began to provide external audit services to Ultrapar in 2012.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2012

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS)  issued by the International Accounting Standards Board and in accordance with the accounting practices adopted in Brazil, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction Nr 527 ("ICVM 527"), which governs the disclosure by listed companies of the EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT - Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards. The EBITDA according to ICVM 527 differs from the EBITDA previously reported by the company as it includes the income in the sale of assets and equity in earnings (losses) of affiliates, as shown below for the years ended on December 31st, 2011 and 2012:

R$ million	2012	2011	Δ (%) 2012v2011
EBITDA prior to ICVM 527	2,402	2,011	19%
(+) Income from disposal of assets	4	21
(+) Share of profit of subsidiaries and associates	0	0
EBITDA according to ICVM 527	2,405	2,032	18%

The information on EBIT and EBITDA included in this document was prepared in accordance with ICVM 527 and, therefore, differs from the information previously disclosed by the company.

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, in addition to linking EBITDA performance to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. The calculation of the EBITDA from the net earnings is presented below:

R$ million	2012	2011	Δ (%) 2012v2011
Net income for the year	1,018	855	19%
(+) Income and social contribution taxes	429	301
(+) Net financial expense	262	297
(+) Depreciation and amortization	696	580
EBITDA according to ICVM 527	2,405	2,032	18%

11

Comparative performance 2012-2011
(R$ million)

	2012					2011
	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz
Net revenue from sales and services	53,919	46,833	2,929	301	3,847	48,661	42,224	2,409	267	3,767
Cost of products and services sold	(49,797)	(44,055)	(2,312)	(123)	(3,313)	(45,140)	(39,898)	(1,931)	(115)	(3,214)
Gross profit	4,122	2,778	616	178	534	3,522	2,326	478	152	553
Selling, marketing, general and administrative expenses	(2,495)	(1,622)	(389)	(76)	(412)	(2,143)	(1,365)	(320)	(67)	(388)
Other operating income, net	78	81	(1)	4	(0)	52	53	(3)	3	(1)
Income from disposal of assets	4	12	1	0	(10)	21	23	0	0	(2)
Operating income	1,709	1,249	227	106	112	1,452	1,037	155	89	163
Share of profit of subsidiaries and associates	0	0	(0)	-	0	0	0	0	-	0
EBITDA	2,405	1,640	350	145	243	2,032	1,353	261	118	280
Depreciation and amortization	696	391	123	39	131	580	316	106	29	117

Sales volume
Ipiranga’s sales volume in 2012 grew by 8% over 2011, totaling 23,364 thousand cubic meters. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 10%, as a result of an estimated 8% growth of the light vehicles fleet and investments made to expand Ipiranga network. Diesel volumes, in turn, grew by 7% as a result of investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly the agricultural sector. At Oxiteno, sales volume totaled 761 thousand tons in 2012, up 15% compared with 2011, mainly due to (i) investments to expand production capacity, completed in September 2011, (ii) the growth of segments served by Oxiteno in Brazil, in particular cosmetics and detergents, agrochemicals and coatings, and (iii) the increased volume of exports. Ultracargo’s average storage grew by 5% compared with 2011, mainly due to the acquisition of Temmar, a terminal in the port of Itaqui, in August 2012 and by higher volumes of ethanol handled at the Santos terminal. Ultragaz’s sales volume reached 1,681 thousand tons in 2012, up 2% over 2011, as a consequence of the 6% growth in the bulk segment, resulting from the acquisition of Repsol in October 2011, which exclusively operated in this segment, and the investments to capture new clients.

12

Net revenue from sales and services
Ultrapar’s net revenue from sales and services amounted to R$ 53,919 million in 2012, an 11% growth over 2011. Ipiranga’s net revenue from sales and services totaled R$ 46,833 million in 2012, up 11% over 2011, mainly due to (i) increased sales volume, (ii) the 6% increase in diesel costs by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix. Oxiteno reported R$ 2,929 million in net revenue from sales and services, a 22% increase compared with 2011, mainly due to the 15% growth in sales volume and a 17% weaker Real, partially offset by the 10% lower average price in dollar, mainly as result of the increased share of glycol in the product mix, with lower prices. Ultracargo’s net revenue from sales and services totaled R$ 301 million, up 13% over 2011, mainly due to the growth in average storage, tariff adjustments, and an improved mix of handled products and contracts. Ultragaz’s net revenue from sales and services amounted to R$ 3,847 million in 2012, up 2% over 2011, in line with the volume sold.

Cost of products and services sold
Ultrapar’s cost of products and services sold amounted to R$ 49,797 million in 2012, growth of 10% over 2011. Ipiranga’s cost of products sold amounted to R$ 44,055 million, up 10% over 2011, mainly due to (i) the increased sales volume, (ii) the 6% increase in diesel costs by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix. Oxiteno’s cost of products sold totaled R$ 2,312 million, a 20% increase over 2011, mainly due to the 15% growth in sales volume and the 17% weaker Real, partially offset by a 10% reduction in unit variable costs in dollar. Ultracargo’s cost of services provided totaled R$ 123 million, up 7% over 2011, mainly due to higher depreciation resulting from recent capacity expansions and the acquisition of Temmar. Ultragaz’s cost of products sold amounted R$ 3,313 million, up 3% over 2011, due to the growth in sales volume and the effects of inflation on personnel and on freight costs, partially offset by cost reduction initiatives in bottling and storage facilities.

Gross profit
Ultrapar reported gross profit of R$ 4,122 million in 2012, 17% growth over 2011, as a consequence of the growth in the gross profit of Ipiranga, Oxiteno and Ultracargo.

Selling, marketing, general and administrative expenses
Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 2,495 million in 2012, up 16% over 2011. Ipiranga's selling, marketing, general and administrative expenses totaled R$ 1,622 million, 19% higher than that in 2011, as a result of (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) the expansion of the distribution network, and (iv) increased advertising and marketing expenses. Oxiteno’s selling, marketing, general and administrative expenses amounted to R$ 389 million, up 22% over 2011, mainly due to (i) higher logistics expenses, resulting from increased sales volume and the effect of exchange rate on international freight expenses, (ii) the effects of inflation on expenses, and (iii) expenses with the expansion projects in the United States and Uruguay. Ultracargo’s selling, marketing, general and administrative expenses amounted to R$ 76 million in 2012, 14% growth compared to 2011, mainly as a result of higher expenses related to expansion projects and the acquisition of Temmar. Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 412 million, up 6% over 2011, mainly due to (i) the effects of inflation on personnel expenses, (ii) higher expenses with marketing and sales campaigns, and (iii) the higher sales volume, partially offset by expense reduction initiatives.

Income from disposal of assets
Ultrapar recorded in 2012 an income from disposal of assets in the total amount of R$ 4 million, R$ 18 million lower than that in 2011, mainly due to lower income from the sale of land by Ipiranga and of vehicles by Ultragaz.

EBITDA

13

Ultrapar’s consolidated EBITDA reached R$ 2,405 million in 2012, an 18% growth over 2011, as a result of EBITDA growth of Ipiranga, Oxiteno and Ultracargo. Ipiranga reported an EBITDA of R$ 1,640 million in 2012, up 21% from 2011, mainly due to (i) increased sales volume, (ii) improved sales mix, with a higher share of gasoline, and (iii) the strategy of constant innovation in services and convenience at the service station, creating increased customer satisfaction and loyalty. Ipiranga’s unit EBITDA margin in 2012 was R$ 70/m³, corresponding to an EBITDA margin of 3.5%, higher than the unit EBITDA margin of R$ 62/m³ in 2011. Oxiteno’s EBITDA totaled R$ 350 million, growth of 34% over 2011, as a result of (i) the 15% growth in sales volume, and (ii) the effect of the 17% weaker Real. Oxiteno’s unit EBITDA reached US$ 235/ton in 2012, in line with that of 2011. Ultracargo reached an EBITDA of R$ 145 million in 2012, an increase of 23% over 2011, mainly due to the acquisition of Temmar, higher average storage, and the improved mix of handled products and contracts. In 2012, Ultracargo’s EBITDA margin reached 48%, higher than the 44% margin of 2011. Ultragaz’s EBITDA amounted to R$ 243 million, 13% below that of 2011, mainly due to the effects of inflation on costs and expenses and higher expenses with marketing and sales campaigns, partially offset by costs and expenses reduction initiatives.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2012 amounted to R$ 696 million, up R$ 116 million (20%) over 2011, due to (i) increased investments in the expansion of Ipiranga’s network of services stations and logistics infrastructure, (ii) the start-up of operations of Oxiteno’s and Ultracargo’s capacity expansions throughout 2011 and 2012, and (iii) acquisitions.

Financial result
Ultrapar reported net financial expenses of R$ 262 million in 2012, R$ 34 million below that of 2011, mainly due to the reduction of interest rates (CDI) in 2012.

Net income
Ultrapar’s consolidated net income in 2012 reached R$ 1,018 million, 19% higher than that of 2011, mainly as a result of the growth in the EBITDA between the periods.

Indebtedness
Ultrapar closed the fiscal year 2012 with a gross debt of R$ 6,239 million, resulting in a net debt of R$ 3,077 million, an increase of 11% over 2011, mainly due to investments in expansion and maintenance in all businesses, acquisitions and dividends distributed over the last 12 months.

14

Outlook
The nature of Ultrapar’s businesses, which are at the same time resilient and leveraged on the Brazilian economic growth, combined with the investments and acquisitions made in recent years, allow the company to have visibility to keep the earnings growth trajectory.

Ipiranga will continue to invest in expanding its distribution network and logistics infrastructure, leveraging the benefits from the growth of the vehicle fleet in Brazil and the growth of the Brazilian economy. Additionally, Ipiranga will intensify its differentiation initiatives, based on increasing the offer of products, services and convenience to its consumers.

Oxiteno will continue capturing benefits from the completion and maturing process of investments in Brazil in a more favorable exchange rate environment, in addition to focusing on its international expansion plan, with investments underway in the United States and Mexico, and on the implementation of the business plan for the acquisition in Uruguay, made in 2012.

The completion by Ultracargo, in 2012, of a cycle of capacity expansions in its terminals, in order to meet the growing demand for liquid bulk storage in Brazil, and the acquisition of the terminal at the port of Itaqui, will strengthen its operating scale and produce significant benefits in 2013.

At Ultragaz, investments made and the economic growth will continue to contribute to the growth in sales volume in the bulk LPG segment, coupled with the focus on managing costs and expenses for earnings recovery.

The company will remain attentive to acquisition and investment opportunities in all of its businesses, aiming at continued growth and value creation of Ultrapar. Ultrapar closes 2012 with the satisfaction for the results and recognitions achieved, confident that it has solid foundations to continue its success story.

15

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Individual and Consolidated Financial Statements for the Year Ended December 31, 2012 and Independent Auditors’ Report on Financial Statements

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements for the Year Ended December 31, 2012

Table of contents

Independent auditors’ report on financial statements	3 - 4

Balance sheets	5 - 6

Income statements	7

Statements of comprehensive income	8

Statements of changes in equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Statements of value added	13

Notes to the financial statements	14 - 105

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2012 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Company’s Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. as of December 31, 2012, its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as of December 31, 2012, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs, issued by IASB, and accounting practices adopted in Brazil.

Emphasis of matter

We draw attention to note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A., these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRSs, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of the statements of value added. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on February 15, 2012.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 20, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2012 and 2011

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	2012	2011	2012	2011

Current assets

Cash and cash equivalents	4	76,981	178,672	2,050,051	1,790,954
Financial investments	4	216	52,902	962,136	916,936
Trade receivables	5	-	-	2,306,798	2,026,417
Inventories	6	-	-	1,299,807	1,310,132
Recoverable taxes	7	63,266	48,706	483,201	470,511
Dividends receivable		57,014	73,526	-	-
Other receivables		314	1,971	20,541	20,323
Prepaid expenses	10	-	-	54,036	40,221
Total current assets		197,791	355,777	7,176,570	6,575,494

Non-current assets

Financial investments	4	-	-	149,530	74,437
Trade receivables	5	-	-	137,359	117,716
Related parties	8.a	781,312	779,531	10,858	10,144
Deferred income and social contribution taxes	9.a	43	690	465,190	510,135
Recoverable taxes	7	25,999	39,906	49,070	81,395
Escrow deposits		232	232	534,009	469,381
Other receivables		-	-	10,949	1,312
Prepaid expenses	10	-	-	80,856	69,198
		807,586	820,359	1,437,821	1,333,718

Investments
In subsidiaries	11.a	5,802,691	5,291,099	-	-
In associates	11.b	-	-	12,670	12,626
Other		-	-	2,843	2,793
Property, plant and equipment	12 ; 14.h	-	-	4,701,406	4,278,931
Intangible assets	13	246,163	246,163	1,968,615	1,539,177
		6,048,854	5,537,262	6,685,534	5,833,527

Total non-current assets		6,856,440	6,357,621	8,123,355	7,167,245

Total assets		7,054,231	6,713,398	15,299,925	13,742,739

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2012 and 2011

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	2012	2011	2012	2011

Current liabilities
Loans	14	-	-	1,573,463	1,300,326
Debentures	14.g	50,412	1,002,451	65,663	1,002,451
Finance leases	14.h	-	-	1,974	2,222
Trade payables	15	177	54	1,312,268	1,075,103
Salaries and related charges	16	138	128	254,566	268,345
Taxes payable	17	3,059	2,361	107,822	109,653
Dividends payable	20.g	213,992	156,076	222,370	163,802
Income and social contribution taxes payable		-	-	75,363	38,620
Post-employment benefits	24.b	-	-	11,624	13,282
Provision for assets retirement obligation	18	-	-	3,719	7,251
Provision for tax, civil and labor risks	23.a	-	-	50,052	41,347
Other payables		214	214	52,514	55,643
Deferred revenue	19	-	-	18,054	19,731
Total current liabilities		267,992	1,161,284	3,749,452	4,097,776

Non-current liabilities

Loans	14	-	-	3,153,096	3,196,102
Debentures	14.g	795,479	-	1,403,571	19,102
Finance leases	14.h	-	-	40,939	41,431
Related parties	8.a	-	-	3,872	3,971
Deferred income and social contribution taxes	9.a	-	-	84,924	37,980
Post-employment benefits	24.b	-	-	120,619	96,751
Provision for assets retirement obligation	18	-	-	66,692	60,253
Provision for tax, civil and labor risks	23.a	519	1,047	551,606	512,788
Other payables		-	-	99,565	90,625
Deferred revenue	19	-	-	9,853	8,724
Total non-current liabilities		795,998	1,047	5,534,737	4,067,727

Shareholders’ equity

Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	20,246	9,780	20,246	9,780
Treasury shares	20.b	(114,885)	(118,234)	(114,885)	(118,234)
Revaluation reserve	20.d	6,713	7,075	6,713	7,075
Profit reserves	20.e	2,221,555	1,837,667	2,221,555	1,837,667
Additional dividends to the minimum mandatory dividends	20.g	147,195	122,239	147,195	122,239
Valuation adjustments	2.c ; 20.f	23	193	23	193
Cumulative translation adjustments	2.q ; 20.f	12,621	(4,426)	12,621	(4,426)
Shareholders’ equity attributable to:
Shareholders of the Company		5,990,241	5,551,067	5,990,241	5,551,067
Non-controlling interests in subsidiaries		-	-	25,495	26,169
Total shareholders’ equity		5,990,241	5,551,067	6,015,736	5,577,236
Total liabilities and shareholders’ equity		7,054,231	6,713,398	15,299,925	13,742,739

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2012 and 2011

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2012	2011	2012	2011

Net revenue from sales and services	2.a); 25	-	-	53,919,424	48,661,304
Cost of products and services sold	2.a); 25	-	-	(49,797,200)	(45,139,601)

Gross profit		-	-	4,122,224	3,521,703

Operating income (expenses)
Selling and marketing	26	-	-	(1,581,501)	(1,349,880)
General and administrative	26	(879)	(1,351)	(913,389)	(793,224)
Income from disposal of assets	27	-	-	3,676	21,390
Other operating income, net		852	1,575	77,916	52,010

Operating income before financial income (expenses) and share of profit of subsidiaries and associates		(27)	224	1,708,926	1,451,999
Financial income	28	109,211	161,084	218,061	322,372
Financial expenses	28	(94,672)	(139,640)	(480,557)	(618,876)
Share of profit of subsidiaries and associates	11.a); 11.b)	1,023,215	851,433	190	192

Income before income and social contribution taxes		1,037,727	873,101	1,446,620	1,155,687

Income and social contribution taxes
Current	9.b)	(26,071)	(24,842)	(364,952)	(243,241)
Deferred	9.b)	(647)	505	(107,246)	(85,851)
Tax incentives	9.b); 9.c)	-	-	43,442	28,192
		(26,718)	(24,337)	(428,756)	(300,900)

Net income for the year		1,011,009	848,764	1,017,864	854,787

Net income for the year attributable to:
Shareholders of the Company		1,011,009	848,764	1,011,009	848,764
Non-controlling interests in subsidiaries		-	-	6,855	6,023

Earnings per share (based on weighted average of shares outstanding) – R$	29
Basic		1.8933	1.5895	1.8933	1.5895
Diluted		1.8856	1.5833	1.8856	1.5833

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

Years ended December 31, 2012 and 2011

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2012	2011	2012	2011

Net income for the year attributable to shareholders of the Company		1,011,009	848,764	1,011,009	848,764
Net income for the year attributable to non-controlling interests in subsidiaries		-	-	6,855	6,023

Net income for the year		1,011,009	848,764	1.017.864	854,787

Valuation adjustment	2.c); 20.f)	(170)	2,596	(170)	2,596
Cumulative translation adjustments	2.q); 20.f)	17,047	14,171	17,047	14,171

Total comprehensive income for the year		1,027,886	865,531	1,034,741	871,554
Total comprehensive income for the year attributable to shareholders of the Company		1,027,886	865,531	1,027,886	865,531
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		-	-	6,855	6,023

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
Years ended December 31, 2012 and 2011
 (In thousands of Brazilian Reais, except dividends per share)
					Profit reserve			Other comprehensive income
	Note	Share capital	Capital reserve	Revalua -tion reserve	Legal reserve	Invest -ments reserve	Retention of profits	Valuation adjustments	Cumula -tive transla -tion adjust -ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Share -holders’ equity attributable to owners of the parent	Non-controlling interests	Consoli -dated share -holders’ equity

Balance as of December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330	22,253	5,175,583
Net income for the year		-	-	-	-	-	-	-	-	848,764	-	-	848,764	6,023	854,787
Other comprehensive income:
Valuation adjustments for financial instruments	2.c); 20.f)	-	-	-	-	-	-	2,596	-	-	-	-	2,596	-	2,596
Currency translation of foreign subsidiaries	2.q); 20.f)	-	-	-	-	-	-	-	14,171	-	-	-	14,171	-	14,171
Total comprehensive income for the year		-	-	-	-	-	-	2,596	14,171	848,764	-	-	865,531	6,023	871,554

Sale of treasury shares		-	2,092	-	-	-	-	-	-	-	1,730	-	3,822	-	3,822
Realization of revaluation reserve	20.d)	-	-	(515)	-	-	-	-	-	515	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	-	(130)	-	-	(130)	(167)	(297)
Transfer to investment reserve		-	-	-	-	385	-	-	-	(385)	-	-	-	-	-
Approval of additional dividends by the Shareholders’ Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	(68,323)	-	(68,323)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	-	(82)	(82)

Allocation of net income:
Legal reserve	20.e); 20.g)	-	-	-	42,438	-	-	-	-	(42,438)	-	-	-	-	-
Interim dividends (R$ 0.47 per share of the Company)	20.g)	-	-	-	-	-	-	-	-	(251,949)	-	-	(251,949)	-	(251,949)
Proposed dividends (R$0.51per share of the Company)	20.g)	-	-	-	-	-	-	-	-	(273,453)	-	122,239	(151,214)	(1,858)	(153,072)
Retention of profits	20.e); 20.g)	-	-	-	-	280,924	-	-	-	(280,924)	-	-	-	-	-

Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169	5,577,236

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
Years ended December 31, 2012 and 2011
(In thousands of Brazilian Reais, except dividends per share)

					Profit reserves			Other comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to owners of the parent	Non-controlling interests	Consolidated shareholders’ equity

Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169	5,577,236
Net income for the year		-	-	-	-	-	-	-	-	1,011,009	-	-	1,011,009	6,855	1,017,864
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	(170)	-	-	-	-	(170)	-	(170)
Currency translation of foreign subsidiaries	2.q; 20.f	-	-	-	-	-	-	-	17,047	-	-	-	17,047	-	17,047
Total comprehensive income for the year		-	-	-	-	-	-	(170)	17,047	1,011,009	-	-	1,027,886	6,855	1,034,741
Sale of treasury shares		-	10,466	-	-	-	-	-	-	-	3,349	-	13,815	-	13,815
Realization of revaluation reserve	20.d	-	-	(362)	-	-	-	-	-	362	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(59)	-	-	(59)	-	(59)
Transfer to investment reserve		-	-	-	-	303	-	-	-	(303)	-	-	-	-	-
Approval of additional dividends by the Shareholders’ Meeting		-	-	-	-	-	-	-	-	-	-	(122,239)	(122,239)	(2,640)	(124,879)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)
Redemption of shares of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,863)	(2,863)

Allocation of net income:
Legal reserve	20.e); 20.g)	-	-	-	50,550	-	-	-	-	(50,550)	-	-	-	-	-
Interim dividends (R$ 0.51 per share of the Company)	20.g)	-	-	-	-	-	-	-	-	(273,392)	-	-	(273,392)	(155)	(273,547)
Proposed dividends payable (R$0.66 per share of the Company)	20.g)	-	-	-	-	-	-	-	-	(354,032)	-	147,195	(206,837)	(1,838)	(208,675)
Retention of profits	20.e); 20.g)	-	-	-	-	333,035	-	-	-	(333,035)	-	-	-	-	-
Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	614,647	1,333,066	23	12,621	-	(114,885)	147,195	5,990,241	25,495	6,015,736

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2012 and 2011

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2012	2011	2012	2011
Cash flows from operating activities
Net income for the year		1,011,009	848,764	1,017,864	854,787
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries and associates	11	(1,023,215)	(851,433)	(190)	(192)
Depreciation and amortization		-	-	696,332	580,076
PIS and COFINS credits on depreciation		-	-	11,683	10,169
Assets retirement expenses	18	-	-	(2,477)	(3,022)
Interest, monetary and exchange variations		14,115	30,567	613,857	736,049
Deferred income and social contribution taxes	9.b	647	(505)	107,246	85,851
Income from disposal of assets	27	-	-	(3,676)	(21,390)
Others		-	-	2,319	2,555

Dividends received from subsidiaries		694,953	335,399	-	-

(Increase) decrease in current assets
Trade receivables	5	-	-	(245,111)	(303,145)
Inventories	6	-	-	46,027	(164,276)
Recoverable taxes	7	(14,560)	21,191	(5,789)	(115,102)
Other receivables		1,657	(1,165)	1,317	(1,585)
Prepaid expenses	10	-	-	(10,535)	(5,037)

Increase (decrease) in current liabilities
Trade payables	15	123	(56)	204,529	155,599
Salaries and related charges	16	10	18	(17,511)	38,609
Taxes payable	17	698	2,354	(2,765)	(48,330)
Income and social contribution taxes		-	(5)	205,812	93,317
Post-employment benefits	24.b	-	-	(1,658)	1,943
Provision for tax, civil and labor risks	23.a	-	-	8,705	1,721
Other payables		-	-	(10,829)	27,568
Deferred revenue	19	-	-	(1,677)	5,159

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(19,644)	(21,048)
Recoverable taxes	7	13,907	(30,893)	32,326	(26,359)
Escrow deposits		-	-	(64,628)	(88,631)
Other receivables		-	-	(9,637)	(617)
Prepaid expenses	10	-	-	1,649	(28,589)

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	23,869	3,589
Provision for tax, civil and labor risks	23.a	(528)	(2,210)	38,684	41,669
Other payables		-	-	1,714	27,461
Deferred revenue	19	-	-	1,129	2,812

Income and social contribution taxes paid		-	-	(169,069)	(131,478)

Net cash provided by operating activities		698,816	352,026	2,449,866	1,710,133

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2012 and 2011

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2012	2011	2012	2011

Cash flows from investing activities
Financial investments, net of redemptions		52,686	(40,144)	(120,293)	(413,414)
Acquisition of subsidiaries, net		-	-	(168,668)	(76,430)
Cash and cash equivalents of acquired subsidiaries		-	-	8,915	2,151
Financial investments of acquired subsidiaries		-	-	3,426	-
Acquisition of property, plant and equipment	12	-	-	(763,132)	(705,548)
Increase in intangible assets	13	-	-	(598,093)	(365,825)
Capital increase in subsidiaries		(150,000)	(320,000)	-	-
Capital reduction to subsidiaries		-	500,000	-	-
Proceeds from disposal of assets	27	-	-	66,098	101,190

Net cash provided by (used in) investing activities		(97,314)	139,856	(1,571,747)	(1,457,876)

Cash flows from financing activities
Loans and debentures
Borrowings	14	793,485	-	2,755,245	975,588
Repayments	14	(1,000,000)	(200,000)	(2,437,906)	(1,226,535)
Interest paid	14	(44,136)	(134,246)	(331,917)	(348,130)
Payment of financial lease	14.h	-	-	(4,611)	(6,996)
Dividends paid		(544,553)	(501,842)	(548,610)	(502,036)
Acquisition of non-controlling interests		-	-	(33)	(82)
Payment of loan with Noble Brasil S.A.	3.b	-	-	(49,982)	-
Sale of treasury shares		13,815	3,822	-	-
Related parties		78,196	111,352	(813)	3,772

Net cash used in financing activities		(703,193)	(720,914)	(618,627)	(1,104,419)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(395)	698

Increase (decrease) in cash and cash equivalents		(101,691)	(229,032)	259,097	(851,464)

Cash and cash equivalents at the beginning of the year	4	178,672	407,704	1,790,954	2,642,418

Cash and cash equivalents at the end of the year	4	76,981	178,672	2,050,051	1,790,954

Additional information:
Loan of acquired subsidiaries	3.a ; 3.b	-	-	136,256	-

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Years ended December 31, 2012 and 2011

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2012	%	2011	%	2012	%	2011	%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		55,427,371		50,104,852
Rebates, discounts and returns	25	-		-		(261,085)		(222,770)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(1,765)		3,260
Income from disposal of assets	27	-		-		3,676		21,390
		-		-		55,168,197		49,906,732

Materials purchased from third parties
Raw materials used		-		-		(2,777,546)		(2,314,464)
Cost of goods, products and services sold		-		-		(46,822,861)		(42,683,500)
Third-party materials, energy, services and others		(4,521)		(10,773)		(1,472,569)		(1,330,858)
Reversal of impairment losses		9,244		15,314		2,242		8,551
		4,723		4,541		(51,070,734)		(46,320,271)

Gross value added		4,723		4,541		4,097,463		3,586,461

Deductions
Depreciation and amortization		-		-		(708,015)		(590,245)

Net value added by the Company		4,723		4,541		3,389,448		2,996,216

Value added received in transfer
Share of profit of subsidiaries and associates	11.a ; 11.b	1,023,215		851,433		190		192
Dividends and interest on equity at cost		27		31		-		-
Rents and royalties	25	-		-		71,559		62,684
Financial income	28	109,211		161,084		218,061		322,372
		1,132,453		1,012,548		289,810		385,248

Total value added available for distribution		1,137,176		1,017,089		3,679,258		3,381,464

Distribution of value added
Labor and benefits		4,016	-	3,683	-	1,088,972	29	1,001,871	29
Taxes, fees and contributions		27,687	2	23,056	2	1,025,367	28	851,376	25
Financial expenses and rents		94,464	9	141,586	14	547,055	15	673,431	20
Dividends paid		627,424	55	525,402	52	629,417	17	527,260	16
Retained earnings		383,585	34	323,362	32	388,447	11	327,526	10
Value added distributed		1,137,176	100	1,017,089	100	3,679,258	100	3,381,464	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

The Company’s consolidated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with accounting practices adopted in Brazil (“BR GAAP”), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual financial statements are presented in accordance with BR GAAP. The investments in subsidiaries, associates and joint ventures are measured by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value.

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real, which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in these individual and consolidated financial statements.

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with International Accounting Standards (“IAS”) 32, 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned through the date of the financial statements, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•
Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company. Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for under the equity method of accounting (see Note 11).

In the consolidated financial statements, the investments in joint venture entities are proportionally consolidated by the Company (see Note 3). Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.h).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand acquired in 2012.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortised cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortised cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on the current rates of IRPJ and CSLL, including the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in profit or loss.

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

r.	Basis for translation of financial statements of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2012 was a gain of R$ 12,621 (loss of R$ 4,426 in 2011).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar Forte	Venezuela
American Chemical I.C.S.A.	U.S. Dollar	Uruguay

The subsidiary American Chemical I.C.S.A. (“American Chemical”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extention of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income in 2012 amounted to R$ 2,347 (R$ 1,811 gain in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Note 5), the determination of provisions for income taxes (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

u.	Adjustment to present value

The Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered.

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	Statements of value added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA.

w.	New and revised standards in issue but not yet effective

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied in the year ended December 31, 2012, as follows:

	Related CPC	Effective date

• Consolidated financial statements – IFRS 10 and transition guidance (1)	CPC 36(R3)	2013
• Joint arrangements – IFRS 11 and transition guidance (1)	CPC 19(R2)	2013
• Disclosure of interests in other entities– IFRS 12 and transition guidance (1)	CPC 45	2013
• Amendments to IAS 27 – Separate financial statements (1)	CPC 35(R2)	2013
• Amendments to IAS 28 – Investments in associates and joint ventures (1)	CPC 18(R2)	2013
• Amendments to IAS 19 – Employee benefits (2)	CPC 33(R1)	2013
• Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities (3) (4)		2013
• Fair value measurement – IFRS 13 (3)	CPC 46	2013
• Amendments to IAS 1 – Presentation of financial statements: other comprehensive income (3) (4)		2013
• Amendments to IAS 32 – Financial instruments: presentation (4)		2014
• IFRS 9 – Financial instruments’ classification and measurement (4)		2015

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1)
For 2013, the Company and its subsidiaries expect that the adoption of IFRS 11 - Joint arrangements will impact the financial statements. The investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), União Vopak Armazéns Gerais Ltda. (“União Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) will no longer be proportionally consolidated and will be accounted for using the equity method. IFRS 10 - Consolidated financial statements, IFRS 12 - Disclosure of interests in other entities, amendments to IAS 27 - Separate financial statements and amendments to IAS 28 - Investments in associates and joint ventures, must be adopted in conjunction with IFRS 11, and do not produce impact on the financial statements of the Company and its subsidiaries.

(2)
The Company and its subsidiaries estimate that the amendments to IAS 19 - Employee benefits will impact the financial statements. Currently, the Company and its subsidiaries recognize actuarial gains and losses in income and, from 2013, actuarial gains and losses will be recognized in shareholders’equity as other comprehensive income. In 2012, the actuarial losses recognized in income in the amount of R$ 13,501, will be reversed from income and will be presented in shareholders' equity, net of deferred IRPJ and CSLL.

The table below summarizes the main effects of adopting these standards on the consolidated financial statements as of December 31, 2012, that will be restated for the comparative financial statements as of December 31, 2013.

Mainly balance sheet effects
	IFRS 11 effects	IAS 19 effects

Current assets	(43,532)	-
Non-current assets	(11,814)	4,975
Total assets	(55,346)	4,975

Current liabilities	(28,202)	-
Non-current liabilities	(27,144)	14,633
Shareholders’ equity	-	(9,658)
Total liabilities and shareholders’ equity	(55,346)	4,975

Mainly income statement effects
	IFRS 11 effects	IAS 19 effects

Net revenue from sales and services	(50,498)	-
Cost of products and services sold	29,063	-
Selling and marketing, general and administrative and other operating income, net	6,917	13,501
Financial income, net	(7,826)	-
Income and social contribution taxes	12,074	(4,590)
Share of profit of associates	10,290	-
Net income for the year	-	8,911

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Mainly statement of cash flow effects
	IFRS 11 effects	IAS 19 effects

Net cash provided by operating activities	(20,771)	-
Net cash used in investing activities	7,774	-
Net cash used in financing activities	9,508	-

Increase in cash and cash equivalents	(3,489)	-
Cash and cash equivalents at the beginning of the year	(25,448)	-
Cash and cash equivalents at the end of the year	(28,937)	-

(3)
Amendments to IFRS 7 - Disclosures - offsetting financial assets and liabilities, amendments to IAS 1 - Presentation of other comprehensive income and the adoption of IFRS 13 - Fair value measurement will not produce an impact on the financial statements of the Company and its subsidiaries.

(4)
CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.

x.	Authorization for issuance of the financial statements

These financial statements were authorized for issue by the Board of Directors on February 20, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated financial statements were prepared following the basic principles of consolidation established by IAS 27 (CPC 36 (R2)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		2012		2011
		Control		Control

	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Temmar- Terminal Marítimo do Maranhão S.A.	Brazil	-	100	-	-
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
American Chemical I.C.S.A.	Uruguay	-	100	-	-
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	-	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
ConectCar Soluções de Mobilidade Eletrônica S.A. (*)	Brazil	-	50	-	-
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Distribuidora de Gás LP Azul S.A.	Brazil	-	-	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(*)
The Company and its subsidiaries maintain a shared equity interest in these companies, whose bylaws establish joint control. These joint ventures are recognized by the Company and its subsidiaries using proportionate consolidation, as allowed by IAS 31 (CPC 19 (R1)). RPR is primarily engaged in oil refining, Maxfácil is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak is primarily engaged in liquid bulk storage in the port of Paranaguá. ConectCar is a joint venture with Odebrecht TransPort Participações, formed in November 2012, and is engaged in electronic payment of tolls, parking and fuel, with start-up scheduled for the first quarter of 2013 in the State of São Paulo.

The subsidiary Oxiteno Shanghai Trading LTD. was formed in May 2012 and is engaged in commercial representation.

In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

In December 2012, in order to simplify the corporate structure, the subsidiary Distribuidora de Gás LP Azul S.A. was merged into Companhia Ultragaz S.A. (“Cia. Ultragaz”).

a)	Business combination – acquisition of American Chemical I.C.S.A.

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), purchased 100% of the shares of American Chemical I.C.S.A. (“American Chemical”), a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The amount paid at closing was R$ 107,435, subject to the customary final adjustments of working capital and net debt.

The purchase price paid for the shares is being allocated among the identified assets acquired and liabilities assumed, measured at fair value. The fair values of inventories, property, plant and equipment and intangible assets are being determined and were not concluded as of December 31, 2012. The conclusion of the determination of fair values is expected for the first quarter of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books will also be taken into account. The temporary goodwill is R$ 54,927.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	35,526	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869
Other	1,906		70,224
	78,911

Non-current assets		Non-current liabilities
Property, plant and equipment	43,614	Loans	7,362
Intangible assets	104
Deferred income and social contribution taxes	7,465
Temporary goodwill	54,927
	106,110	Total liabilities assumed	77,586

Total assets acquired and goodwill	185,021	Consideration transferred	107,435

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012

Net revenue from sales and services	53,947,270
Operating income	1,708,005
Net income for the year	1,016,615
Earnings per share basic - whole R$ (see Note 29)	1.8910
Earnings per share diluted - whole R$ (see Note 29)	1.8833

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Business combination – acquisition of Temmar - Terminal Marítimo do Maranhão S.A.

On July 31, 2012, the Company, through its subsidiary Terminal Químico de Aratu S.A. (“Tequimar”), concluded the acquisition of Temmar - Terminal Marítimo do Maranhão S.A. (“Temmar”). Temmar is located in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The amount paid in the settlement of acquisition was R$ 68,196. Tequimar will disburse a minimum extra value of R$ 12,000, which may reach approximately R$ 30,000 as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years, restated by General Market Price Index (“IGP-M”). The total purchase price of the acquisition, in the amount of R$ 80,196 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets and provision for tax, civil and labor risks which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 43,781 and is based on expected future profitability. The additional value for the assets acquired, which was determined by an independent appraiser and amounts R$ 30,857 based on its report, reflects the difference between the fair value and the book value of such assets.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	1,768	Loans	755
Trade receivables	1,099	Trade payables	193
Recoverable taxes	3,738	Salaries and related charges	301
Other	307	Taxes payable	371
	6,912		1,620

Non-current assets		Non-current liabilities
Financial investments	3,426	Loans	45,676
Deferred income and social contribution taxes	11,862	Provision for tax, civil and labor risks	203
Property, plant and equipment	88,361	Related parties	49,982
Intangible assets	21,243	Contingent consideration	12,000
Other	2,092		107,861
Goodwill	43,781
	170,765	Total liabilities assumed	109,481

Total assets acquired and goodwill	177,677	Consideration transferred	68,196

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount of R$ 49,982 of “Related parties” refers to the loan of Temmar with Noble Brasil S.A. and was settled at the acquisition date.

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The loan assumed refers to Banco do Nordeste do Brasil with maturities between October, 2013 and September, 2021, and interest of 10.0% p.a. A discount of 15% over the interest rate is granted for timely payments.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012

Net revenue from sales and services	53,932,190
Operating income	1,712,426
Net income for the year	1,014,026
Earnings per share basic - whole R$ (see Note 29)	1.8861
Earnings per share diluted - whole R$ (see Note 29)	1.8785

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Business combination – acquisition of Repsol Gás Brasil S.A.

On October 20, 2011, the Company, through its subsidiary Cia. Ultragaz, acquired a 100% equity interest in Repsol Gás Brasil S.A. (“Repsol”). The total acquisition amount was R$ 49,822. This acquisition strengthens Ultragaz’s bulk LPG business, providing economies of scale in logistics and management, and a better position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 13,403. The additional value for the assets acquired, which was determined by an independent appraiser and amounts R$ 16,555 based on its report, reflects the difference between the fair value and the book value of such assets. The table below summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	2,151	Trade payables	3,838
Trade receivables	2,875	Salaries and related charges	1,521
Inventories	995	Other	67
Prepaid expenses	1,596		5,426
Recoverable taxes	1,092
Other	360
	9,069

Non-current assets		Non-current liabilities
Property, plant and equipment	22,026	Provision for tax, civil and
Intangible assets	11,625	labor risks	1,140
Other	265
Goodwill	13,403
	47,319	Total liabilities assumed	6,566

Total assets acquired and goodwill	56,388	Consideration transferred	49,822

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following summary presents the Company’s pro forma information for 2011, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2011

Net revenue from sales and services	48,708,540
Operating income	1,451,106
Net income for the year	854,182
Earnings per share basic - whole R$ (see Note 29)	1.5883
Earnings per share diluted - whole R$ (see Note 29)	1.5822

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in debentures and in short term investments funds , whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

The financial assets of the Company and its subsidiaries were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2012	2011	2012	2011

Cash and bank deposits
In local currency	173	71	36,088	78,077
In foreign currency	-	-	43,866	29,523

Financial investments
In local currency
Fixed-income securities and funds	76,808	178,601	1,940,852	1,668,178
In foreign currency
Fixed-income securities and funds	-	-	29,245	15,176

Total cash and cash equivalents	76,981	178,672	2,050,051	1,790,954

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries are distributed as follows:

	Parent		Consolidated
	2012	2011	2012	2011

Financial investments
In local currency
Fixed-income securities and funds	216	52,902	641,974	638,879

In foreign currency
Fixed-income securities and funds	-	-	290,636	259,091

Currency and interest rate hedging instruments (a)	-	-	179,056	93,403

Total financial investments	216	52,902	1,111,666	991,373

Current	216	52,902	962,136	916,936

Non-current	-	-	149,530	74,437

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

	2012	2011

Domestic customers	2,131,093	1,885,901
Reseller financing - Ipiranga	276,937	239,588
Foreign customers	164,943	135,098
(-) Allowance for doubtful accounts	(128,816)	(116,454)

Total	2,444,157	2,144,133

Current	2,306,798	2,026,417

Non-current	137,359	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross, is as follows:
	Total	Current	Past due less than 30 days	Past due 31-60 days	Past due 61-90 days	Past due 91-180 days	Past due more than 180 days

2012	2,572,973	2,270,909	81,666	18,463	8,932	25,885	167,118

2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2010	119,932
Repsol acquisition	520
Additions	19,766
Write-offs	(23,764)
Balance at December 31, 2011	116,454
Additions	20,616
Write-offs	(8,254)
Balance at December 31, 2012	128,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	2012			2011
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	262,667	(6,314)	256,353	272,377	(14,605)	257,772
Work in process	3,619	-	3,619	2,841	-	2,841
Raw materials	208,446	(297)	208,149	197,982	(114)	197,868
Liquefied petroleum gas (LPG)	36,820	-	36,820	41,147	-	41,147
Fuels, lubricants and greases	630,439	(635)	629,804	633,035	(710)	632,325
Consumable materials and bottles for resale	65,049	(1,197)	63,852	58,126	(1,696)	56,430
Advances to suppliers	74,378	-	74,378	89,103	-	89,103
Properties for resale	26,832	-	26,832	32,646	-	32,646

	1,308,250	(8,443)	1,299,807	1,327,257	(17,125)	1,310,132

Movements in the provision for losses are as follows:

Balance in 2010	14,024
Additions of realizable value adjustment	3,989
Recoveries of obsolescence and other losses	(888)
Balance in 2011	17,125
Recoveries of realizable value adjustment	(8,141)
Recoveries of obsolescence and other losses	(541)
Balance in 2012	8,443

The breakdown of provisions for losses related to inventories is shown in the table below:

	2012	2011

Realizable value adjustment	5,410	13,551
Obsolescence and other losses	3,033	3,574
Total	8,443	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	2012	2011	2012	2011

IRPJ and CSLL	89,265	88,591	191,220	177,244
ICMS	-	-	198,589	178,202
Provision for ICMS losses (*)	-	-	(61,717)	(41,146)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.u)	-	-	(747)	(3,007)
PIS and COFINS	-	21	159,819	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	-	-	32,626	19,513
Excise tax - IPI	-	-	4,117	3,552
Other	-	-	8,364	6,216

Total	89,265	88,612	532,271	551,906

Current	63,266	48,706	483,201	470,511

Non-current	25,999	39,906	49,070	81,395

(*) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance in 2010	56,130
Reversals	(7,114)
Write-offs	(7,870)
Balance in 2011	41,146
Additions	23,473
Write-offs	(2,902)
Balance in 2012	61,717

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

•	Parent company
	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	7,293	-	7,293	-
Terminal Químico de Aratu S.A. - Tequimar	3,003	-	3,003	-
Oxiteno S.A. Indústria e Comércio	858	-	858	-
Ipiranga Produtos de Petróleo S.A.	3,861	766,297	770,158	94,091
Total in 2012	15,015	766,297	781,312	94,091

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	955	-	955	-
Oxiteno S.A. Indústria e Comércio	2,867	-	2,867	-
Ipiranga Produtos de Petróleo S.A.	-	775,709	775,709	128,577
Total in 2011	3,822	775,709	779,531	128,577
In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Braskem S.A. (*)	-	-	-	18,200
Copagaz Distribuidora de Gas Ltda.	-	-	571	-
Liquigás Distribuidora S.A.	-	-	559	-
Oxicap Indústria de Gases Ltda.	10,368	-	-	926
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	573,485
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Braskem Qpar S.A. (*)	-	-	-	2,427
Refinaria de Petróleo Riograndense S.A. (**)	-	-	-	275
Other	490	826	295	-
Total in 2012	10,858	3,872	1,425	595,313

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Braskem S.A. (*)	-	-	-	9,105
Copagaz Distribuidora de Gas Ltda.	-	-	450	-
Liquigás Distribuidora S.A.	-	-	159	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	965
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	394,908
Química da Bahia Indústria e Comércio S.A.	-	3,145	-	-
Quattor Participações S.A., current Braskem Qpar S.A. (*)	-	-	-	4,803
Refinaria de Petróleo Riograndense S.A. (**)	-	-	-	204
Other	490	826	328	-
Total in 2011	10,144	3,971	937	409,985

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	27,217	765,749
Copagaz Distribuidora de Gas Ltda.	4,528	-
Liquigás Distribuidora S.A.	5,781	-
Oxicap Indústria de Gases Ltda.	6	12,844
Petróleo Brasileiro S.A. – Petrobras (*)	20,574	33,279,273
Braskem Qpar S.A. (*)	5,200	231,540
Refinaria de Petróleo Riograndense S.A. (**)	-	17,246
Others	2,975	-
Total in 2012	66,281	34,306,652

	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	23,401	689,463
Copagaz Distribuidora de Gas Ltda.	4,940	-
Liquigás Distribuidora S.A.	6,021	-
Oxicap Indústria de Gases Ltda.	6	11,221
Petróleo Brasileiro S.A. – Petrobras (*)	24,760	28,822,978
Quattor Participações S.A., current Braskem Qpar S.A. (*)	-	175,069
Refinaria de Petróleo Riograndense S.A. (**)	-	122,304
Others	3,476	-
Total in 2011	62,604	29,821,035

(*)	See Note 15 for further information on the relationship of these suppliers with the Company and its subsidiaries.
(**)	Relates to the non-eliminated portion of the transactions between RPR and Ipiranga Produtos de Petróleo S.A. (“IPP”), since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, in 2011 the Company had a long-term variable compensation plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives, which provided the payment in 2012 to Ultrapar’executive officers relating to the Company’s shares’ performance between 2006 and 2011, reflecting the goal of at least doubling the value of the Company’s share within 5 years.

In 2012, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 31,639 (R$ 26,030 in 2011). Out of this total, R$ 25,793 relates to short-term compensation (R$ 20,852 in 2011), R$ 3,337 to stock compensation (R$ 3,232 in 2011) and R$ 2,509 (R$ 1,946 in 2011) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 24,945 related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At December 31, 2012, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 44,436 until December 31, 2011). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization in 2012 in the amount of R$ 6,426 (R$ 6,083 in 2011) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

November 7, 2012	350,000	5 to 7 years	42.90	20,710	(586)	20,124
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(971)	4,301
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(3,533)	6,069
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(3,747)	3,408
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(5,882)	2,208
December 12, 2007	106,640	5 to 7 years	16.17	3,570	(3,062)	508
November 9, 2006	207,200	10 years	11.62	3,322	(2,049)	1,273
December 14, 2005	93,600	10 years	8.21	1,060	(751)	309
October 4, 2004	167,900	10 years	10.20	2,361	(1,948)	413
December 18, 2003	239,200	10 years	7.58	2,501	(2,272)	229
	2,370,540			63,643	(24,801)	38,842

The table below shows the movement in the number of shares vested and transferred to members of the Company and its subsidiaries’ management:

Grant date	Number of shares in 2011	Shares vested and transferred	Number of shares in 2012

December 12, 2007	160,000	(53,360)	106,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	2012	2011	2012	2011

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	27,503	22,645
Provisions for tax, civil and labor risks	6	690	110,563	105,160
Provision for post-employment benefit (see Note 24.b)	-	-	38,475	31,594
Provision for differences between cash and accrual basis	-	-	21,710	2,500
Goodwill (see Note 13)	-	-	134,598	220,668
Provision for assets retirement obligation	-	-	13,855	13,067
Other provisions	37	-	61,120	61,494
Tax losses and negative basis for social contribution carryforwards (d)	-	-	57,366	53,007

Total	43	690	465,190	510,135

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,259	3,379
Lease	-	-	6,255	6,644
Provision for differences between cash and accrual basis	-	-	65,299	22,071
Provision for goodwill/negative goodwill	-	-	950	810
Temporary differences of foreign subsidiaries	-	-	3,489	871
Other provisions	-	-	5,672	4,205

Total	-	-	84,924	37,980

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	37	190,604
From 1 to 2 years	-	85,841
From 2 to 3 years	-	46,536
From 3 to 5 years	6	48,222
From 5 to 7 years	-	62,382
From 7 to 10 years	-	31,605

	43	465,190

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	2012	2011	2012	2011

Income before taxes and share of profit of subsidiaries and associates	14,512	21,668	1,446,430	1,155,495
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(4,934)	(7,367)	(491,786)	(392,868)
Adjustments to the statutory income and social contribution taxes:
Operating provisions and nondeductible expenses/nontaxable revenues	9	1,848	(343)	38,516
Adjustment to estimated income	-	-	25,919	26,083
Interest on equity	(22,132)	(18,851)	-	-
Other adjustments	339	33	(5,988)	(823)
Income and social contribution taxes before tax incentives	(26,718)	(24,337)	(472,198)	(329,092)

Tax incentives - SUDENE	-	-	43,442	28,192
Income and social contribution taxes in the income statement	(26,718)	(24,337)	(428,756)	(300,900)

Current	(26,071)	(24,842)	(364,952)	(243,241)
Deferred	(647)	505	(107,246)	(85,851)
Tax incentives - SUDENE	-	-	43,442	28,192

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (*)	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (*)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (**)	Camaçari plant	75	2022

(*) In the first quarter of 2013 the subsidiaries will request the extension of the recognition of tax incentive for another 10 years, due the production increase and modernization verified in the Caucaia base and Aratu terminal, respectively.

(**) In November 2012 the Federal Revenue Service (SRF) acknowledged the income tax reduction for this plant, valid from January 2012.

d.	Income and social contribution taxes carryforwards

The Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 172,754 (R$ 158,437 in 2011) and negative basis of CSLL of R$ 157,532 (R$ 148,861 in 2011), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 57,366 (R$ 53,007 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	2012	2011

Rents	60,931	49,937
Deferred Stock Plan, net (see Note 8.c)	31,438	21,066
Software maintenance	11,187	16,233
Insurance premiums	15,716	10,149
Advertising and publicity	6,218	3,589
Purchases of meal and transportation tickets	4,545	4,670
Taxes and other prepaid expenses	4,857	3,775

	134,892	109,419

Current	54,036	40,221

Non-current	80,856	69,198

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-ventures (Parent company)

	2012
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	1,008,765	3,142,610	8,934,599	229,328
Liabilities	19,921	789,697	6,493,500	169,820
Shareholders’ equity adjusted for intercompany unrealized profits	988,844	2,352,973	2,441,115	59,508
Net revenue from sales and services	-	926,254	46,745,615	147,633
Net income for the year after adjustment for intercompany unrealized profits	74,106	169,305	775,938	11,980

	2011
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,547	2,927,945	7,773,605	198,991
Liabilities	29,664	721,148	5,489,165	142,058
Shareholders’ equity adjusted for intercompany unrealized profits	780,883	2,206,872	2,284,440	56,933
Net revenue from sales and services	-	807,976	42,114,723	212,375
Net income for the year after adjustment for intercompany unrealized profits	68,934	109,336	668,359	14,468

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance in 2010	711,949	1,787,702	2,423,534	15,982	4,939,167

Share of profit of subsidiaries	68,934	109,336	668,359	4,804	851,433
Dividends and interest on equity (gross)	-	(25,935)	(307,392)	(2,811)	(336,138)
Capital increase	-	320,000	-	-	320,000
Capital reduction	-	-	(500,000)	-	(500,000)
Tax liabilities on equity- method revaluation reserve	-	-	(130)	-	(130)
Valuation adjustment of subsidiaries	-	1,590	77	929	2,596
Translation adjustments of foreign-based subsidiaries	-	14,171	-	-	14,171

Balance in 2011	780,883	2,206,872	2,284,440	18,904	5,291,099

Share of profit of subsidiaries	74,106	169,305	775,938	3,866	1,023,215
Dividends and interest on equity (gross)	(16,145)	(40,149)	(619,136)	(3,011)	(678,441)
Capital increase	150,000	-	-	-	150,000
Tax liabilities on equity- method revaluation reserve	-	-	(59)	-	(59)
Valuation adjustment of subsidiaries	-	(102)	(68)	-	(170)
Translation adjustments of foreign-based subsidiaries	-	17,047	-	-	17,047

Balance in 2012	988,844	2,352,973	2,441,115	19,759	5,802,691

The table below summarizes the 33% interest in RPR attributed to the Company:

	2012	2011

Current assets	45,732	37,385
Non-current assets	30,414	28,688

Current liabilities	29,243	11,850
Non-current liabilities	27,144	35,319
Shareholders’ equity	19,759	18,904

Net revenue from sales and services	49,020	70,517
Costs and operating expenses	(36,632)	(68,568)
Operating income	12,388	1,949
Net financial income and income and social contribution taxes	(8,522)	2,855
Net income for the year	3,866	4,804

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Associates (Consolidated)

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance in 2010	6,668	2,075	3,722	12,465
Dividends received	(31)	-	-	(31)
Share of profit (loss) of associates	191	30	(29)	192

Balance in 2011	6,828	2,105	3,693	12,626
Dividends received	(146)	-	-	(146)
Share of profit (loss) of associates	332	(85)	(57)	190

Balance in 2012	7,014	2,020	3,636	12,670

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers. The operations of this associate is currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate is currently suspended.

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of November 30, 2012, while the other associates are valued based on the financial statements as of December 31, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	8,074	15,300	207	364	30
Non-current assets	20,881	88,938	9,745	678	3,150
Current liabilities	565	7,712	-	15	92
Non-current liabilities	332	88,446	2,682	1,708	3,972
Shareholders’ equity	28,058	8,080	7,270	(681)	(884)
Net revenue from sales and services	5,150	32,301	-	-	-
Costs, operating expenses and income	(3,932)	(32,384)	(78)	(141)	356
Net financial income and income and social contribution taxes	110	(256)	(36)	8	(33)
Net income (loss) for the year	1,328	(339)	(114)	(133)	323

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’equity	27,314	8,420	7,384	(547)	(1,208)
Net revenue from sales and services	3,879	27,557	-	-	-
Costs, operating expenses and income	(3,620)	(27,342)	(96)	(133)	(225)
Net financial income and income and social contribution taxes	357	(93)	38	42	(5)
Net income (loss) for the year	616	122	(58)	(91)	(230)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 2011	Additions	Deprecia-tion	Transfer	Write-offs	Temmar acquisition	American Chemical acquisition	Effect of foreign currency exchange rate variation	Balance in 2012

Cost:
Land	-	356,012	39,621	-	20,411	(11,384)	-	171	938	405,769
Buildings	28	1,098,278	9,724	-	56,876	(24,120)	-	10,599	5,969	1,157,326
Leasehold improvements	13	405,054	6,649	-	68,202	(1,256)	31,749	29	(1)	510,426
Machinery and equipment	13	3,178,694	79,205	-	136,834	(10,740)	60,257	34,851	47,320	3,526,421
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	130,303	-	67,223	(20,267)	-	-	-	1,816,791
LPG tanks and bottles	12	415,905	65,843	-	31	(40,773)	-	-	-	441,006
Vehicles	9	192,163	15,044	-	10,031	(19,079)	77	292	383	198,911
Furniture and utensils	8	110,806	4,716	-	473	(149)	238	1,164	1,704	118,952
Construction in progress	-	232,054	397,777	-	(348,598)	(887)	-	14,769	3,298	298,413
Advances to suppliers	-	11,482	15,102	-	(13,701)	(2)	-	-	-	12,881
Imports in progress	-	166	84	-	(105)	-	-	40	(11)	174
IT equipment	5	187,070	10,085	-	3,395	(2,820)	306	195	237	198,468
		7,827,216	774,153	-	1,072	(131,477)	92,627	62,110	59,837	8,685,538
Accumulated depreciation:
Buildings		(465,608)	-	(35,872)	(1,123)	11,220	-	(2,563)	(4,870)	(498,816)
Leasehold improvements		(212,492)	-	(27,392)	(66)	1,045	(1,051)	(28)	-	(239,984)
Machinery and equipment		(1,443,487)	-	(207,474)	(1,347)	6,292	(3,060)	(15,286)	(45,830)	(1,710,192)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	-	(95,113)	137	15,822	-	-	-	(972,014)
LPG tanks and bottles		(205,213)	-	(25,990)	(29)	14,525	-	-	-	(216,707)
Vehicles		(96,127)	-	(7,992)	366	14,838	(29)	(93)	(292)	(89,329)
Furniture and utensils		(74,338)	-	(8,492)	372	124	(29)	(426)	(1,572)	(84,361)
IT equipment		(156,488)	-	(12,212)	(38)	2,167	(97)	(100)	(135)	(166,903)
		(3,546,613)	-	(420,537)	(1,728)	66,033	(4,266)	(18,496)	(52,699)	(3,978,306)

Provision for loss:
Land		(197)	-	-	-	-	-	-	-	(197)
Machinery and equipment		(1,475)	(4,195)	-	-	54	-	-	-	(5,616)
IT equipment		-	(3)	-	-	-	-	-	-	(3)
Furniture and utensils		-	(10)	-	-	-	-	-	-	(10)
		(1,672)	(4,208)	-	-	54	-	-	-	(5,826)

Net amount		4,278,931	769,945	(420,537)	(656)	(65,390)	88,361	43,614	7,138	4,701,406

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2010	Additions	Repsol acquisition	DNP acquisition adjustment	Deprecia-tion	Transfer	Write-offs	Effect of foreign currency exchange rate variation	Balance in 2011

Cost:
Land	-	375,669	6,750	-	-	-	6,419	(33,428)	602	356,012
Buildings	27	1,046,128	12,797	-	1,055	-	76,021	(41,498)	3,775	1,098,278
Leasehold improvements	13	372,760	12,164	338	-	-	25,916	(6,128)	4	405,054
Machinery and equipment	12	2,601,836	93,094	13,981	-	-	437,980	(2,139)	33,942	3,178,694
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	124,744	-	614	-	77,390	(28,993)	-	1,639,532
LPG tanks and bottles	13	362,882	67,509	15,976	-	-	4	(30,466)	-	415,905
Vehicles	8	173,408	28,992	5,914	167	-	12,390	(28,402)	(306)	192,163
Furniture and utensils	7	105,795	6,156	188	-	-	1,250	(2,821)	238	110,806
Construction in progress	-	422,471	353,111	-	-	-	(536,695)	(7,794)	961	232,054
Advances to suppliers	-	6,525	13,767	-	-	-	(8,206)	(606)	2	11,482
Imports in progress	-	340	455	-	-	-	(629)	-	-	166
IT equipment	5	178,296	10,378	293	-	-	1,385	(3,324)	42	187,070
		7,111,887	729,917	36,690	1,836	-	93,225	(185,599)	39,260	7,827,216

Accumulated depreciation:
Buildings		(436,875)	-	-	-	(37,686)	(10,335)	23,145	(3,857)	(465,608)
Leasehold improvements		(195,091)	-	(175)	-	(22,480)	(99)	5,353	-	(212,492)
Machinery and equipment		(1,130,575)	-	(7,526)	-	(186,323)	(89,045)	1,386	(31,404)	(1,443,487)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	-	-	-	(81,388)	177	23,183	2	(892,860)
LPG tanks and bottles		(190,255)	-	(3,802)	-	(22,620)	-	11,464	-	(205,213)
Vehicles		(109,346)	-	(2,776)	-	(6,044)	(628)	22,745	(78)	(96,127)
Furniture and utensils		(62,325)	-	(121)	-	(9,202)	(2,931)	1,203	(962)	(74,338)
IT equipment		(146,831)	-	(264)	-	(12,483)	167	2,951	(28)	(156,488)
		(3,106,132)	-	(14,664)	-	(378,226)	(102,694)	91,430	(36,327)	(3,546,613)

Provision for loss:
Land		(197)	-	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	-	379	-	(1,475)
		(2,051)	-	-	-	-	-	379	-	(1,672)
Net amount		4,003,704	729,917	22,026	1,836	(378,226)	(9,469)	(93,790)	2,933	4,278,931
Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Distribution rights	Others	Total

Balance in 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
DNP acquisition adjustment	(21,805)	-	-	-	4,865	-	(16,940)
Repsol acquisition	13,403	-	-	-	11,625	-	25,028
Additions	-	42,759	-	-	349,460	-	392,219
Write-offs	-	(4)	-	-	(577)	(295)	(876)
Transferences	-	463	8,562	-	-	444	9,469
Amortization	-	(26,643)	(4,973)	(549)	(183,386)	(34)	(215,585)
Effect of foreign currency exchange rate variation	-	28	-	-	-	223	251

Balance in 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177
Additions	-	38,676	-	-	533,185	26,230 (*)	598,091
Write-offs	-	-	-	-	-	(2)	(2)
Transfer	-	245	-	-	(1,443)	(19)	(1,217)
Amortization	-	(30,359)	(6,060)	(549)	(251,099)	(80)	(288,147)
Provision for loss	-	(4)	-	-	-	-	(4)
Effect of foreign currency exchange rate variation	-	1,221	-	-	-	(559)	662
American Chemical acquisition	54,927	104	-	-	-	-	55,031
Temmar acquisition	43,781	-	-	-	21,243	-	65,024

Balance in 2012	804,697	94,673	9,540	11,368	1,018,954	29,383	1,968,615

Weighted average useful life (years)	-	5	5	30	5	7

(*) In 2012, Ipiranga acquired the ‘am/pm’ brand in Brazil for R$ 26,132. am/pm is the largest convenience stores chain in Brazil. am/pm is an important part of Ipiranga´s differentiation model in services and convenience.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	2012	2011
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
American Chemical	54,927	-
Temmar	43,781	-
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278
	804,697	705,989

On December 31, 2012 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

The amortization expenses were recognized in the financial statements as shown below:

	2012	2011

Inventories and cost of products and services sold	13,719	11,872
Selling and marketing	246,828	180,354
General and administrative	27,600	23,359
	288,147	215,585

Research and development expenses are recognized in the income statements and amounted to R$ 23,683 in 2012 (R$ 21,745 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	2012	2011	Index/Currency	Weighted average financial charges 12/31/2012 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	508,883	466,197	US$	+7.2	2015
Foreign loan (c)	281,702	111,868	US$ + LIBOR (i)	+0.9	2014 to 2015
Advances on foreign exchange contracts	114,760	125,813	US$	+2.0	< 350 days
Financial institutions (e)	84,007	-	US$	+2.5	2013 to 2017
BNDES (d)	59,291	72,869	US$	+5.5	2013 to 2020
Foreign currency advances delivered	52,744	45,692	US$	+1.6	< 87 days
Financial institutions (e)	40,641	-	US$ + LIBOR (i)	+2.0	2017
Financial institutions (e)	30,194	21,784	Bs (ii)	+11.3	2013 to 2015
Financial institutions (e)	25,259	28,454	MX$ + TIIE (iii)	+1.4	2014 to 2016
BNDES (d)	316	-	UMBNDES (iv)	+6.9	2016
FINIMP	-	878	US$	-	-
Subtotal	1,197,797	873,555

Brazilian Reais – denominated loans:
Banco do Brasil – fixed rate (f)	1,948,096	2,208,109	R$	+11.9	2013 to 2015
Debentures - 4th issuance (g)	845,891	-	CDI	108.2	2015
BNDES (d)	678,965	890,865	TJLP (v)	+2.5	2013 to 2020
Banco do Brasil – floating rate (f)	668,900	213,055	CDI	101.4	2014
Debentures - 1st public issuance IPP (g)	602,328	-	CDI	107.9	2017
Banco do Nordeste do Brasil	118,754	86,108	R$	+8.5 (vii)	2018 to 2021
BNDES (d)	49,561	57,626	R$	+5.8	2015 to 2021
Finance leases (h)	42,419	42,356	IGP-M (vi)	+5.6	2031
FINEP	30,789	10,904	R$	+4.0	2019 to 2021
FINEP	23,488	45,647	TJLP (v)	+0.2	2013 to 2014
Debentures – RPR (g)	21,015	19,102	CDI	118.0	2014
FINAME	510	2,106	TJLP (v)	+2.8	2013
Fixed finance leases (h)	494	1,297	R$	+14.4	2013 to 2014
Debentures – 3rd issuance (g)	-	1,002,451	CDI	-	-
Loan – MaxFácil	-	86,364	CDI	-	-
Subtotal	5,031,210	4,665,990

Currency and interest rate hedging instruments	9,699	22,089

Total	6,238,706	5,561,634

Current	1,641,100	2,304,999

Non-current	4,597,606	3,256,635

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	Bs = Venezuelan Bolivar Forte.

(iii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iv)
UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2012, 97% of this composition reflected the U.S. dollar.

(v)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2012, TJLP was fixed at 5.5% p.a.

(vi)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vii)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2012, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	2012	2011

From 1 to 2 years	1,449,202	1,214,029
From 2 to 3 years	2,105,543	879,137
From 3 to 4 years	167,013	976,172
From 4 to 5 years	762,608	93,970
More than 5 years	113,240	93,327
	4,597,606	3,256,635

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by the Company and Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign loan

•
In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). The foreign loan is secured by the Company.

•
The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and American Chemical have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 98.8% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature between 2013 and 2015, as follows:

Maturity	2012
Mar/13	682,324
May/13	406,651
Jan/14	377,293
Mar/14	232,360
Apr/14	59,247
May/14	423,424
May/15	435,697
Total	2,616,996

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

•
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The proceeds of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.2% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds of the issuance were used for the partial redemption, in March 2012, of the Company’s third issuance of debentures.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011 and March 2012, the Company made early partial redemptions of 200 debentures and 800 debentures, respectively. On December 4, 2012, the maturity date of these debentures, the Company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The proceeds were received in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiaries Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Tropical Transportes Ipiranga Ltda. (“Tropical”) have finance lease contracts primarily related to IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries Serma and Tropical have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recognized as of December 31, 2012 and 2011 are shown below:

	2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261

Financing (present value)	42,419	410	84	42,913

Current	1,533	357	84	1,974
Non-current	40,886	53	-	40,939

	2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865	42,051

Financing (present value)	42,356	952	345	43,653

Current	1,419	542	261	2,222
Non-current	40,937	410	84	41,431

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	-	3,710
From 2 to 3 years	3,655	-	-	3,655
From 3 to 4 years	3,655	-	-	3,655
From 4 to 5 years	3,655	-	-	3,655
More than 5 years	48,730	-	-	48,730
	67,005	440	113	67,558

	2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,540	622	365	4,527
From 1 to 2 years	3,540	385	113	4,038
From 2 to 3 years	3,540	55	-	3,595
From 3 to 4 years	3,540	-	-	3,540
From 4 to 5 years	3,540	-	-	3,540
More than 5 years	50,740	-	-	50,740
	68,440	1,062	478	69,980

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2011	Incurred cost	Amortization	Balance in 2012

Banco do Brasil (f)	0.6%	21,512	2,926	(11,123)	13,315
Debentures (g)	0.4%	6,023	6,772	(4,679)	8,116
Notes in the foreign market (b)	0.2%	3,697	-	(676)	3,021
Other	0.3%	810	929	(304)	1,435

Total		32,042	10,627	(16,782)	25,887

	Effective rate of transaction costs (% p.a.)	Balance in 2010	Incurred cost	Amortization	Balance in 2011

Banco do Brasil (f)	0.7%	24,545	4,353	(7,386)	21,512
Debentures (g)	0.6%	13,851	-	(7,828)	6,023
Notes in the foreign market (b)	0.2%	4,105	-	(408)	3,697
Other	0.3%	758	508	(456)	810

Total		43,259	4,861	(16,078)	32,042

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (f)	8,915	3,528	872	-	-	13,315
Debentures (g)	3,385	3,766	855	55	55	8,116
Notes in the foreign market (b)	1,007	1,007	1,007	-	-	3,021
Other	540	447	304	78	66	1,435

Total	13,847	8,748	3,038	133	121	25,887

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 41,863 as of December 31, 2012 (R$ 89,231 as of December 31, 2011) and by guarantees and promissory notes in the amount of R$ 2,423,240 as of December 31, 2012 (R$ 1,841,760 as of December 31, 2011).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 179,387 as of December 31, 2012 (R$ 135,051 as of December 31, 2011).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 12,137 as of December 31, 2012 (R$ 11,843 as of December 31, 2011), with maturities of less than 211 days. As of December 31, 2012, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 298 as of December 31, 2012 (R$ 286 as of December 31, 2011), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2012, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade payables (Consolidated)

	2012	2011

Domestic suppliers	1,256,980	1,024,697
Foreign suppliers	55,288	50,406

	1,312,268	1,075,103

The Company and its subsidiaries acquire oil based fuels and LPG from Petrobras and ethylene from Braskem and Braskem Qpar S.A. (see Note 8.a). These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.	Salaries and related charges (Consolidated)

	2012	2011

Profit sharing, bonus and premium	114,643	144,144
Provisions on payroll	94,408	89,167
Social charges	33,072	27,748
Salaries and related payments	9,489	5,207
Benefíts	1,474	1,121
Others	1,480	958

	254,566	268,345

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Taxes payable (Consolidated)

	2012	2011

ICMS	71,284	55,055
PIS and COFINS	10,637	16,818
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	8,818	8,340
ISS	5,726	4,763
IPI	4,502	14,604
National Institute of Social Security (INSS)	3,448	3,863
Income Tax Withholding (IRRF)	1,455	5,180
Others	1,952	1,030

	107,822	109,653

18.	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance in 2010	63,891
Additions (new tanks)	2,421
Expense with tanks removed	(3,022)
Accretion expense	4,214
Balance in 2011	67,504
Additions (new tanks)	1,664
Expense with tanks removed	(2,477)
Accretion expense	3,720
Balance in 2012	70,411

Current	3,719
Non-current	66,692

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	2012	2011

Loyalty program “Km de Vantagens”	13,545	15,983
‘am/pm’ franchising upfront fee	14,362	12,472
	27,907	28,455

Current	18,054	19,731
Non-current	9,853	8,724

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2012, there were 35,425,099 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In the nine months of 2012, there were no stock repurchases.

As of December 31, 2012, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of December 31, 2012 on BM&FBOVESPA was R$ 46.29.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. The voting and economic rights of such shares was granted to executives of these subsidiaries, as mentioned in Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends and allocation of net income of the Company

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2011 in the amount of R$ 273,453 (R$ 0.51 – fifty one cents of Brazilian Reais per share), were approved by Board of Directors on February 15, 2012, having been ratified in the Annual General Shareholders’ Meeting on April 11, 2012 and paid on March 2, 2012. From August 17, 2012, the Company has anticipated dividends of 2012, in the amount of R$ 273,392 (R$ 0.51– fifty one cents of Brazilian Reais per share).

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2012

Net income for the year attributable to shareholders of Ultrapar	1,011,009
Legal reserve	(50,550)
Net income for the year after legal reserve	960,459

Minimum mandatory dividends	480,229

Interim dividends (R$ 0.51 per share)	(273,392)

Mandatory dividends payable – Current liabilities	206,837
Additional dividends to the minimum mandatory dividends – shareholders´equity	147,195

Dividends payable (R$ 0.66 per share)	354,032

Investments reserve	333,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	2012	2011
Net revenue:
Ultragaz	3,847,087	3,766,766
Ipiranga	46,832,770	42,223,900
Oxiteno	2,928,850	2,408,582
Ultracargo	300,876	266,885
Others (1)	94,620	121,896
Intersegment sales	(84,779)	(126,725)
Total	53,919,424	48,661,304

Intersegment sales:
Ultragaz	1,245	1,665
Ipiranga	1,387	5,967
Oxiteno	-	-
Ultracargo	29,005	26,634
Others (1)	53,142	92,459
Total	84,779	126,725

Net revenue, excluding intersegment sales:
Ultragaz	3,845,842	3,765,101
Ipiranga	46,831,383	42,217,933
Oxiteno	2,928,850	2,408,582
Ultracargo	271,871	240,251
Others (1)	41,478	29,437
Total	53,919,424	48,661,304

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2012	2011
Operating income:
Ultragaz	111,797	162,682
Ipiranga	1,249,032	1,037,095
Oxiteno	226,600	154,805
Ultracargo	106,084	88,898
Others (1)	15,413	8,519
Total	1,708,926	1,451,999

Financial income	218,061	322,372
Financial expenses	(480,557)	(618,876)
Share in profit of associates	190	192
Income before taxes	1,446,620	1,155,687

	2012	2011
Additions to property, plant and equipment and intangible assets:
Ultragaz	175,619	245,250
Ipiranga	961,637	624,841
Oxiteno	120,331	108,608
Ultracargo	89,177	118,425
Others (1)	25,480	25,012
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,372,244	1,122,136
Finance leases	-	(43,009)
Assets retirement obligation – fuel tanks (see Note 18)	(1,664)	(2,421)
Capitalized borrowing costs	(9,355)	(5,333)
Total investments in property, plant and equipment and intangible assets (cash flow)	1,361,225	1,071,373

	2012	2011
Depreciation and amortization charges:
Ultragaz	131,441	117,462
Ipiranga	390,748	316,186
Oxiteno	123,142	106,314
Ultracargo	38,857	29,303
Others (1)	12,144	10,811
Total	696,332	580,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2012	2011
Total assets:
Ultragaz	2,300,633	1,868,270
Ipiranga	7,617,642	6,633,132
Oxiteno	3,530,171	3,454,518
Ultracargo	1,331,164	1,068,780
Others (1)	520,315	718,039
Total	15,299,925	13,742,739

 (1) Composed primarily of the parent company Ultrapar and the investment in RPR.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2012	2011

Mexico	46,248	30,853
Venezuela	22,418	17,021
Uruguay	43,769	-
United States of America	48,922	-

The operational start-up of the specialty chemicals plant in the United States is expected for 2013.

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	2012	2011
Net revenue:
Brazil	53,049,836	47,952,454
Mexico	124,206	119,763
Venezuela	142,900	127,591
Other Latin American countries	320,574	245,103
United States of America and Canada	137,228	100,959
Far East	39,206	40,827
Europe	57,294	43,706
Other	48,180	30,901

Total	53,919,424	48,661,304

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2012 and 2011:

Assets and liabilities in foreign currencies

Amounts in millions of Brazilian Reais	2012	2011

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	363.7	303.8
Foreign trade receivables, net of allowance for doubtful accounts	163.2	134.9
Investments in foreign subsidiaries	300.4	115.3
	827.3	554.0

Liabilities in foreign currency
Financing in foreign currency	(1,197.8)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(21.5)	(11.1)
	(1,219.3)	(884.7)

Foreign currency hedging instruments	499.9	348.5

Net asset position – Total	107.9	17.8

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 107.9 million in foreign currency:

Amounts in millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(5.1)	(12.8)	(25.5)
(2) Equity effect		15.9	39.7	79.5
(1) + (2)	Net effect	10.8	26.9	54.0

(3) Income effect	Real appreciation	5.1	12.8	25.5
(4) Equity effect		(15.9)	(39.7)	(79.5)
(3) + (4)	Net effect	(10.8)	(26.9)	(54.0)

Gains and losses directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2012, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2012 and 2011:

	2012	2011
CDI
Cash equivalents	1,940,852	1,668,178
Financial investments	641,974	638,879
Asset position of hedging instruments - CDI	21,141	24,527
Loans and debentures - CDI	(2,138,134)	(1,320,972)
Liability position of hedging instruments - CDI	(495,560)	(367,942)
Liability position of hedging instruments from prefixed interest to CDI	(1,796,682)	(2,152,550)
Net liability position in CDI	(1,826,409)	(1,509,880)

TJLP
Loans –TJLP	(702,963)	(938,618)
Net liability position in TJLP	(702,963)	(938,618)

LIBOR
Asset position of hedging instruments - LIBOR	286,039	111,775
Loans - LIBOR	(322,343)	(111,868)
Net liability position in LIBOR	(36,304)	(93)
TIEE
Loans - TIEE	(25,259)	(28,454)
Net liability position in TIEE	(25,259)	(28,454)
Total net liability position	(2,590,935)	(2,477,045)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses that would be recognized in financial income in 2012, due the effect of floating interest rate changes in different scenarios:

Amounts in millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on financial investments effect	Increase in CDI	16.4	41.0	82.0
Hedge instruments (assets in CDI) effect	Increase in CDI	0.1	0.3	0.7
Interest on debt effect	Increase in CDI	(15.0)	(37.4)	(74.8)
Hedge instruments (liability in CDI) effect	Increase in CDI	(18.4)	(45.9)	(91.8)
Incremental expenses		(16.9)	(42.0)	(83.9)
	Increase in TJLP
Interest on debt effect		(3.7)	(9.3)	(18.5)
Incremental expenses		(3.7)	(9.3)	(18.5)

Hedge instruments (liability in LIBOR) effect	Increase in LIBOR	0.1	0.1	0.3
Interest on debt effect	Increase in LIBOR	(0.1)	(0.2)	(0.4)
Incremental expenses		(0.0)	(0.1)	(0.1)

Interest on debt effect	Increase in TIEE	(0.1)	(0.3)	(0.7)
Incremental expenses		(0.1)	(0.3)	(0.7)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2012	2011

Ipiranga	111,789	101,318
Ultragaz	13,755	13,107
Oxiteno	2,647	1,415
Ultracargo	625	614
Total	128,816	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,866 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,437 million. On December 31, 2012, the Company and its subsidiaries had R$ 3,012 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2012 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of December 31, 2012.

Amounts in million of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	7,323.9	1,866.0	4,238.2	1,083.9	135.8
Currency and interest rate hedging instruments (3)	46.0	19.1	25.0	1.9	-
Trade payables	1,312.3	1,312.3	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period, (i) CDI of 9.35% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 2.10 in 2013, R$ 2.23 in 2014, R$ 2.37 in 2015, R$ 2.53 in 2016 and R$ 2.67 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 5.35% p.a. in 2013 and 5.00% p.a. from 2014 to 2017.

(2) Includes estimated interest payments on short-term and long-term loans.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 28, 2012, and on the futures curve of LIBOR (BBA - British Bankers Association) on December 31, 2012. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1				Fair value		Amounts payable or receivable (2012)
									Amount receivable	Amount payable
			2012		2011		2012	2011
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU,	Jan 2013	US$	140.0	US$	60.0	286.0	111.8	286.0	-
Receivables in U.S. dollars (Pre)	Citibank, Itaú,	to Apr 2017	US$	111.3	US$	138.9	234.7	261.5	234.7	-
Payables in CDI interest rate	JP Morgan,		US$	(251.3)	US$	(198.9)	(495.5)	(367.9)	-	495.5
Total result	Santander			-		-	25.2	5.4	520.7	495.5

b – Exchange rate swaps payable in U.S. dollars + COUPOM
Receivables in CDI interest rates	Bradesco,	Jan 2013	US$	10.2	US$	13.3	21.1	24.5	21.1	-
Payables in U.S. dollars	Citibank,	to Feb 2013	US$	(10.2)	US$	(13.3)	(20.8)	(24.8)	-	20.8
Total result	Itaú			-		-	0.3	(0.3)	21.1	20.8

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco do Brasil	Mar 2013 to	R$	1,400.0	R$	1,809.5	1,958.9	2,229.4	1,958.9	-
Payables in CDI interest rate		May 2015	R$	(1,400.0)	R$	(1,809.5)	(1,796.7)	(2,152.5)	-	1,796.7
Total result				-		-	162.2	76.9	1,958.9	1,796.7

Total gross result							187.7	82.0	2,500.7	2,313.0
Income tax							(18.3)	(10.7)	(18.3)	-
Total net result							169.4	71.3	2,482.4	2,313.0

Positive result (see Note 4)							179.1	93.4
Negative result (see Note 14)							(9.7)	(22.1)

1 In million. Currency as indicated.
All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2012 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment of R$ 36.4 million, linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of December 31, 2012, the Company and its subsidiaries had outstanding swap contracts totaling US$ 251.3 million in notional amount with liability position, on average of 107.8% of CDI, of which US$ 111.3 million, on average, had asset position at US$ + 4.7 p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 0.98% p.a.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2012, these swap contracts totaled US$ 10.2 million and, on average, had an asset position at 74.2% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On December 31, 2012 these swap contracts totaled R$ 1,400 million of notional amount, and on average had an asset position at 11.9% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2012 the notional amount of interest rate hedging instruments totaled R$ 1,400.0 million. In 2012, a gain of R$ 91.3 million related to the result of hedging instruments, an expense of R$ 27.0 million related to the fair value adjustment of debt and an expense of R$ 208.1 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operation into 98.8% of CDI.

On December 31, 2012 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. In 2012, an expense of R$ 4.9 million related to the result of hedging instruments, a gain of R$ 0.8 million related to the fair value adjustment of debt and an expense of R$ 1.3 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized in 2012 and 2011 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2012
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(7.1)	-
b – Exchange rate swaps payable in U.S. dollars	(0.4)	-
c – Interest rate swaps in R$ (iii)	64.4	-

Total	56.9	-

	2011
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i)	(14.7)	-
b – Exchange rate swaps payable in U.S. dollars	(7.2)	-
c – Interest rate swaps in R$ (iii)	7.1	-
d – Interest rate swaps in U.S. dollars	(1.7)	1.5
e – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2012 and 2011, are stated below:

		2012		2011
		Carrying	Fair	Carrying	Fair
	Category	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	79,954	79,954	107,600	107,600
Financial investments in local currency	Measured at fair value through profit or loss	1,940,852	1,940,852	1,668,178	1,668,178
Financial investments in foreign currency	Measured at fair value through profit or loss	29,245	29,245	15,176	15,176
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,356	631,356	631,686	631,686
Fixed-income securities and funds in local currency	Held to maturity	10,618	10,618	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	290,636	290,636	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	179,056	179,056	93,403	93,403
Total		3,161,717	3,161,717	2,782,327	2,782,327

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	1,948,096	1,948,096	2,208,109	2,208,109
Financing	Measured at amortized cost	2,768,764	2,846,624	2,266,230	2,305,088
Debentures	Measured at amortized cost	1,469,234	1,471,402	1,021,553	1,019,727
Finance leases	Measured at amortized cost	42,913	42,913	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	9,699	9,699	22,089	22,089
Total		6,238,706	6,318,734	5,561,634	5,598,666

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b), is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2012 and 2011. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss and available for sale (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.f) and (iv) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of December 31, 2012 and 2011:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,940,852	1,940,852	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	29,245	29,245	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,356	631,356	-	-
Fixed-income securities and funds in foreign currency	Available for sale	290,636	84,872	205,764	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	179,056	-	179,056	-

Total		3,071,145	2,686,325	384,820	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	1,948,096	-	1,948,096	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	9,699	-	9,699	-
Total		1,957,795	-	1,957,795	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	2011	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,668,178	1,668,178	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	-	-
Fixed-income securities and funds in foreign currency	Available for sale	259,091	-	259,091	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	93,403	-	93,403	-

Total		2,667,534	2,315,040	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	22,089	-	22,089	-
Total		2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 28, 2012. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.63 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2012, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of December 31, 2012 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	75,080	222,555	370,031
(2) Debts in dollars	appreciation	(75,074)	(222,544)	(370,015)
(1)+(2)Net effect		6	11	16

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(101)	5,135	10,371
(4) Gross margin of Oxiteno	devaluation	101	(5,135)	(10,371)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 28, 2012 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap
(1) Fixed rate swap - CDI	Decrease in	-	35,007	71,855
(2) Fixed rate financing	prefixed rate	-	(35,010)	(71,858)
(1)+(2)	Net effect	-	(3)	(3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2011	Temmar acquisition	Additions	Write-offs	Monetary restatement	Balance in 2012

IRPJ and CSLL	256,165	-	33,583	(207)	16,274	305,815
PIS and COFINS	82,612	-	1,176	(5,958)	5,108	82,938
ICMS	73,389	-	1,574	(17,410)	4,977	62,530
INSS	14,305	-	224	(2,637)	897	12,789
Civil litigation	81,541	203	15,657	(6,222)	108	91,287
Labor litigation	45,145	-	8,104	(8,755)	789	45,283
Other	978	-	90	(115)	63	1,016

Total	554,135	203	60,408	(41,304)	28,216	601,658

Current	41,347					50,052
Non current	512,788					551,606

Some of the provisions above involve escrow deposits in the amount of R$ 402,085 as of December 31, 2012 (R$ 328,865 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Tax matters

Provisions

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9,316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,120 in 2012 (R$ 18,413 in 2011).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 81,622 in 2012 (R$ 75,636 in 2011).

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 291,483 in 2012 (R$ 242,058 in 2011) and have recognized a corresponding liability.

The subsidiary Oxiteno S.A. maintained a provision of R$ 15,226 in 2012 (R$ 14,285 in 2011) related to a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization.

The subsidiary IPP has provisions related to ICMS, mainly with respect to: (a) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996, R$ 11,741, and (b) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,499.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contigent assets and liabilities

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 36,125, net of attorney’s fees.

The main tax claims of subsidiary IPP classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 104,086, (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 23,901, (c) assessments for alleged non-payment of ICMS, R$ 23,096, (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 36,324, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 16,060, (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 28,515; (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 31,380, (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 35,032 and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 24,662.

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, in 2012, is R$ 81,868 (R$ 78,508 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 91,287 in 2012 (R$ 81,541 in 2011).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 45,283 in 2012 (R$ 45,145 in 2011) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision in 2012.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2012, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2012 and 2011, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons.

	Minimum purchase commitment				Accumulated demand (actual)

	2012		2011		2012	2011

In tons of ethylene	211,060	(*)	165,965	(*)	214,008	166,953

(*) Adjusted for scheduled shutdowns in Braskem during the year.

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,202 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2012	18,480	30,785	-	49,265

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2012	payable	(55,809)	(179,919)	(132,792)	(368,520)
	receivable	48,910	151,467	113,012	313,389

The net expense recognized in 2012 for operating leases was R$ 39,912.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2012, the Company and its subsidiaries contributed R$ 15,563 (R$ 14,254 in 2011) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of December 31, 2012 was 6,902 active participants and 77 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with Resolution CVM 600/2009.

	2012	2011

Health and dental care plan	57,331	43,069
FGTS Penalty	36,765	33,346
Bonus	16,374	12,966
Life insurance	21,773	20,652

Total	132,243	110,033

Current	11,624	13,282
Non-current	120,619	96,751

Significant actuarial assumptions adopted include:

Economic Factors

•     Discount rate for the actuarial obligation at present value – 8.68% p.a.
•     Average projected salary growth rate - 6.59% p.a.
•     Inflation rate (long term) - 4.5% p.a.
•     Growth rate of medical services - 8.68% p.a.

Demographic factors

•     Mortality Table for the life insurance benefit – CSO-80
•     Mortality Table for other benefits - AT 2000 Basic decreased by 10%
•     Disabled Mortality Table - RRB 1983
•     Disability Table - RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Revenue from sale and services (Consolidated)

	2012	2011

Gross revenue from sale	54,982,899	49,729,159
Gross revenue from services	515,913	447,336
Sales tax	(1,318,421)	(1,283,462)
Discounts and sales returns	(261,085)	(222,770)
Deferred revenue (see Note 19)	118	(8,959)

Net revenue from sales and services	53,919,424	48,661,304

26.	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	2012	2011

Raw materials and materials for use and consumption	48,879,876	44,275,967
Freight and storage	846,621	744,053
Depreciation and amortization	696,332	580,076
Personnel expenses	1,247,874	1,146,443
Advertising and marketing	177,140	130,986
Services provided by third parties	138,176	158,511
Lease of real estate and equipment	71,744	63,738
Other expenses	234,327	182,931

Total	52,292,090	47,282,705

Classified as:
Cost of products and services sold	49,797,200	45,139,601
Selling and marketing	1,581,501	1,349,880
General and administrative	913,389	793,224

Total	52,292,090	47,282,705

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2012, the gain was of R$ 3,676 (gain of R$ 21,390 in 2011), primarily from disposal of property, plant and equipment.

28.	Financial income (expense)

	Parent		Consolidated
	2012	2011	2012	2011
Financial income:
Interest on financial investments	109,211	161,084	156,287	271,751
Interest from customers	-	-	58,365	46,350
Other financial income	-	-	3,409	4,271
	109,211	161,084	218,061	322,372
Financial expenses:
Interest on loans	-	-	(332,548)	(405,232)
Interest on debentures	(94,353)	(140,863)	(98,879)	(143,117)
Interest on finance leases	-	-	(3,871)	(2,148)
Bank charges, IOF, and other charges	(531)	862	(22,094)	(21,304)
Exchange variation, net of gains and losses with derivative instruments	-	-	(12,311)	(32,652)
Monetary restatement of provisions, net, and other financial expenses	212	361	(10,854)	(14,423)
	(94,672)	(139,640)	(480,557)	(618,876)

Financial income (expense)	14,539	21,444	(262,496)	(296,504)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	2012	2011

Net income for the year of the Company	1,011,009	848,764
Weighted average shares outstanding (in thousands)	533,993	533,989
Basic earnings per share –R$	1.8933	1.5895

Diluted earnings per share	2012	2011

Net income for the year of the Company	1,011,009	848,764
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,171	536,072
Diluted earnings per share –R$	1.8856	1.5833

Weighted average shares outstanding (in thousands)	2012	2011

Weighted average shares outstanding for basic per share calculation:	533,993	533,989
Dilution effect
Deferred Stock Plan	2,178	2,083
Weighted average shares outstanding for diluted per share calculation:	536,171	536,072

São Paulo, February 20th, 2013 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2012.

Results conference call

Brazilian conference call
February 22nd, 2013
9:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
February 22nd, 2013
10:30 a.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: 1 877 317 6776
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 46.29/share (12/31/12)
UGP = US$ 22.28/ADR (12/31/12)

We present in 4Q12 one more quarter of positive results progression, with 32% and 36% growth in EBITDA and net income, respectively. We closed 2012 achieving significant growth and record levels of results, even in a more challenging macroeconomic environment.

➢ ULTRAPAR’S NET REVENUES REACH R$ 54 BILLION IN 2012, AN 11% GROWTH OVER 2011

➢ ULTRAPAR’S EBITDA AMOUNTS TO R$ 2.4 BILLION IN 2012, UP 18% OVER 2011

➢ ULTRAPAR’S NET INCOME EXCEEDS R$ 1 BIILION IN 2012, GROWTH OF 19% OVER 2011

➢ ULTRAPAR RECEIVES THE 2012 IBGC CORPORATE GOVERNANCE AWARD

➢ APPROVAL OF ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 354 MILLION, RESULTING IN TOTAL DIVIDENDS OF R$ 627 MILLION FOR 2012, CORRESPONDING TO A 62% PAYOUT FOR THE YEAR AND A 19% GROWTH OVER 2011.

“With great enthusiasm I assume the position of CEO of Ultrapar, a sound company that has presented sustained growth over its 75 years through different political and economic scenarios in Brazil. In 2012 it was no different: we closed the year with significant earnings growth, despite the lower economic growth. It was also a year of important achievements, conclusion of investments and recognitions. Looking to the future, we have businesses that present several growth opportunities, with quality and profitability, and I am confident that we will continue the path of value creation.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction Nr 527 ("ICVM 527"), which governs the disclosure by listed companies of the EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT - Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards. The EBITDA according to ICVM 527 differs from the EBITDA previously reported by the company as it includes the income in the sale of assets and equity in earnings (losses) of affiliates, as shown below for the years ended on December 31st, 2011 and 2012:

R$ million	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
EBITDA prior to ICVM 527¹	674.0	505.0	646.9	33%	4%	2,401.6	2,010.7	19%
(+) Income from sale of assets	3.1	6.0	4.8			3.7	21.4
(+) Equity in earnings (losses) of affiliates	(0.0)	0.1	0.0			0.2	0.2
EBITDA according to ICVM 527	677.1	511.1	651.8	32%	4%	2,405.4	2,032.3	18%
¹ Before income from sale of assets and equity in earnings (losses) of affiliates

The information on EBIT and EBITDA included in this document was prepared in accordance with ICVM 527 and, therefore, differs from the information previously disclosed by the company.

The calculation of the EBITDA from the net earnings is presented below:

R$ million	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Net earnings	301.7	221.2	290.8	36%	4%	1,017.9	854.8	19%
(+) Income and social contribution taxes	133.4	52.7	121.7			428.8	300.9
(+) Financial expenses (income), net	56.4	82.5	58.4			262.5	296.5
(+) Depreciation and amortization	185.7	154.7	181.0			696.3	580.1
EBITDA according to ICVM 527	677.1	511.1	651.8	32%	4%	2,405.4	2,032.3	18%

2

Summary of the 4th quarter of 2012

Ultrapar – Consolidated data	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Net sales and services	14,347	12,758	14,123	12%	2%	53,919	48,661	11%
Gross profit	1,122	917	1,086	22%	3%	4,122	3,522	17%
Operating profit	491	356	471	38%	4%	1,709	1,452	18%
EBITDA	677	511	652	32%	4%	2,405	2,032	18%
Net earnings¹	302	221	291	36%	4%	1,018	855	19%
Earnings attributable to Ultrapar per share²	0.56	0.41	0.54	36%	4%	1.89	1.59	19%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders
² Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011

Ultragaz – Operational data	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Total volume (000 tons)	416	416	436	0%	(5%)	1,681	1,652	2%
Bottled	284	284	294	0%	(3%)	1,133	1,134	0%
Bulk	131	131	142	0%	(8%)	548	518	6%

Ipiranga – Operational data	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Total volume (000 m³)	6,142	5,629	6,066	9%	1%	23,364	21,701	8%
Diesel	3,275	3,102	3,419	6%	(4%)	12,858	12,069	7%
Gasoline, ethanol and NGV	2,778	2,430	2,539	14%	9%	10,104	9,208	10%
Others3	90	97	109	(7%)	(17%)	402	425	(5%)
3 Fuel oils, kerosene, lubricants and greases

Oxiteno – Operational data	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Total volume (000 tons)	185	179	205	4%	(9%)	761	660	15%
Product mix
Specialty chemicals	160	150	173	7%	(7%)	638	598	7%
Glycols	25	29	32	(11%)	(20%)	123	62	99%
Geographical mix
Sales in Brazil	133	134	150	0%	(11%)	553	479	16%
Sales outside Brazil	52	45	54	16%	(4%)	208	181	15%

Ultracargo – Operational data	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Effective storage4 (000 m3)	634	598	651	6%	(3%)	614	582	5%
4 Monthly average

3

Macroeconomic indicators	4Q12	4Q11	3Q12	Δ (%) 4Q12v4Q11	Δ (%) 4Q12v3Q12	2012	2011	Δ (%) 2012v2011
Average exchange rate (R$/US$)	2.06	1.80	2.03	14%	1%	1.95	1.67	17%
Brazilian interbank interest rate (CDI)	1.7%	2.7%	1.9%			8.4%	11.6%
Inflation in the period (IPCA)	2.0%	1.5%	1.4%			5.8%	6.5%

Highlights

➢
Dividend distribution of R$ 354 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 354 million, equivalent to R$ 0.66 per share, to be paid from March 8th, 2013 onwards. This distribution, added to the anticipated dividends distributed in August 2012, totals R$ 627 million in the year and corresponds to a 62% payout over 2012 net earnings, representing a dividend yield of 3% on Ultrapar's average share price in 2012. The total amount distributed in 2012 is 19% higher than that in 2011, and reflects Ultrapar’s significant earnings and profitability growth in recent years.

➢
2013 investment plan approved – Ultrapar’s Board of Directors approved the investment plan for 2013 of R$ 1,437 million. The plan includes R$ 872 million of investments at Ipiranga, R$ 278 million at Oxiteno, R$ 160 million at Ultragaz and R$ 103 million at Ultracargo. These investments aim at growth through increased scale and productivity gains, as well as modernization of existing operations. This amount does not include acquisitions. The investment plan reflects the opportunities for continued growth and value creation of the company, with the implementation of strategic initiatives specific to each business unit.

➢
Ultrapar announces a joint venture in the segment of electronic payment for tolls, parking and fuels – On November 27th, 2012, Ultrapar announced the constitution, in partnership with Odebrecht TransPort Participações, of ConectCar, a company to operate in the segment of electronic payment for tolls, parking and fuels. Ultrapar and Odebrecht will share the control of the company, each with a 50% interest, and will jointly invest up to R$ 150 million over the next years. ConectCar plans to start its operations in the first quarter of 2013, having Ipiranga’s service station network as the main distribution and contact channel with car owners.

➢
Ultrapar’s credit rating is upgraded by S&P – On November 28th, 2012, the rating agency Standard & Poor's Ratings Services (S&P) upgraded Ultrapar’s global scale credit rating from ‘BBB-’ to ‘BBB’, two levels into the investment grade. The upgrade in Ultrapar’s credit rating highlights the cash flow generation capacity of its businesses and its sound financial management and corporate governance.

➢
Ultrapar receives important award – On November 21st, 2012, Ultrapar received the 2012 IBGC Corporate Governance Award – Category Evolution for Publicly Listed Companies (“Prêmio IBGC de Governança Corporativa - Categoria Evolução Empresas Listadas de 2012”), granted by the Brazilian Institute of Corporate Governance (IBGC). IBGC assessed the evolution of listed and non-listed companies’ corporate governance for a three-year period, and Ultrapar was elected the company with the best evolution in corporate governance in the period. The award received attests the constant development of Ultrapar’s corporate governance structure, aimed at enduring the company and its growth and at value creation.

➢
Ultrapar remains in the portfolio of BM&FBOVESPA’s Corporate Sustainability Index (ISE) – In November 2012, BM&FBOVESPA announced the new composition of ISE’s portfolio, to which Ultrapar was selected once more. The ISE is comprised of companies with recognized commitment to social and environmental responsibility, corporate governance and corporate sustainability. The ISE evaluates those aspects, in an integrated manner, both in quantitative and qualitative terms.

4

Executive summary of the results

In the fourth quarter of 2012, the Brazilian economy presented signs of recovery, as a result of counter-cyclical measures adopted by the Brazilian government during the year, among which the reduction of interest rates and federal taxes in the automotive sector stand out. In the fourth quarter, the licensing of light vehicles grew by 8% over the same period of the previous year. In 2012, approximately 3.6 million light vehicles were licensed, a historical record, which enabled an estimated 8% growth of the light vehicle fleet. At the last meeting of the Monetary Policy Committee (Copom), the Brazilian Central Bank maintained the interest rate (Selic) at 7.25%, confirming the prospects for the end of a rate-cutting cycle. During 4Q12, the exchange rate remained practicably stable, closing the period at R$ 2.04/US$, 9% higher than the rate of R$ 1.88/US$ at the end of 2011.

In 4Q12, Ultragaz’s sales volume reached 416 thousand tons, in line with the sales volume of 4Q11, with the process of capturing new clients in the bulk segment offset by a lower consumption of large customers and by the impact of the strike by employees of LPG distributors in the state of São Paulo. Ultragaz’s EBITDA in 4Q12 grew by 5% compared with 4Q11, mainly due to the non-recurring effects related to the integration of Repsol and contingencies in 4Q11 and expense reduction initiatives, partially offset by the effects of inflation on costs and expenses and by the strike in the state of São Paulo. In 2012, Ultragaz’s EBITDA totaled R$ 243 million, down 13% from 2011.

Ipiranga's sales volume totaled 6,142 thousand cubic meters in 4Q12, a 9% growth over 4Q11, mainly boosted by the growth of the vehicle fleet and by strong investments in the network expansion. EBITDA reached R$ 509 million in 4Q12, a 46% growth of over 4Q11, mainly due to (i) increased sales volume, (ii) enhanced sales mix, with an increased share of gasoline, (iii) the evolution of diesel and anhydrous and hydrated ethanol costs. In 2012, Ipiranga’s EBITDA amounted to R$ 1,640 million, up 21% over 2011.

Oxiteno’s sales volume in 4Q12 totaled 185 thousand tons, a 4% growth compared with 4Q11, mainly due to the acquisition of the specialty chemicals plant in Uruguay and to the 5% increase in domestic sales of specialties, partially offset by the non-scheduled stoppage in the Camaçari petrochemical complex, a consequence of the energy blackout in the Northeastern region. Oxiteno’s EBITDA amounted to R$ 71 million in 4Q12, or US$ 187/ton, an 11% reduction compared with 4Q11, mainly due to (i) the effect of the non-scheduled stoppage in the Camaçari petrochemical complex, (ii) costs and expenses related to the start-up of the company operations in the United States, and (iii) the increase in ethylene cost in 4Q12, partially offset by the 14% weaker Real and by higher sales volume. In 2012, Oxiteno’s EBITDA totaled R$ 350 million, a robust growth of 34% over 2011.

In 4Q12, Ultracargo’s average storage increased by 6% compared with 4Q11, mainly due to the acquisition of Temmar, a terminal in the port of Itaqui, integrated since August. Ultracargo’s EBITDA totaled R$ 36 million in 4Q12, an increase of 23% over 4Q11, mainly due to the acquisition of Temmar and the improved mix of handled products and contracts. In 2012, Ultracargo’s EBITDA totaled R$ 145 million, a strong growth of 23% over 2011.

Ultrapar’s consolidated EBITDA totaled R$ 677 million in 4Q12, a growth of 32% compared with 4Q11, as a result of the EBITDA growth in Ultragaz, Ipiranga and Ultracargo. The net earnings in 4Q12 amounted to R$ 302 million, equivalent to a net margin of 2%, up 36% over 4Q11, mainly due to the EBITDA growth between the periods. In 2012, Ultrapar’s EBITDA totaled R$ 2,405 million, an 18% growth over 2011. In 2012, Ultrapar’s net earnings totaled R$ 1,018 million, a growth of 19% compared with 2011.

5

Operational Performance

Ultragaz – In 4Q12, Ultragaz’s sales volume reached 416 thousand tons, in line with the sales volume of 4Q11, with the process of capturing new clients in the bulk segment offset by a lower consumption of large customers and by the impact of the strike by employees of LPG distributors in the state of São Paulo. Compared with 3Q12, sales volume decreased by 5%, mainly due to seasonality between periods. In 2012, Ultragaz totaled a sales volume of 1,681 thousand tons, up 2% over 2011.

Ipiranga – Ipiranga's sales volume totaled 6,142 thousand cubic meters in 4Q12, up 9% over 4Q11, mainly boosted by the growth of the vehicle fleet and strong investments in the network expansion. Compared with 3Q12, total sales volume increased by 1%, mainly due to strong investments in the network expansion, partially offset by seasonality between periods in diesel sales. In 2012, Ipiranga’s volume sold totaled 23,364 thousand cubic meters, a growth of 8% over 2011.

Oxiteno – Oxiteno’s sales volume in 4Q12 totaled 185 thousand tons, up 4% over 4Q11, mainly due to the acquisition of the specialty chemicals plant in Uruguay, integrated since November, and to the increased domestic sales of specialties, partially offset by the non-scheduled stoppage in the Camaçari petrochemical complex, a consequence of the energy blackout in the Northeastern region. Sales of specialties in the domestic market increased by 5% (5 thousand tons), highlighting the sales to the agrochemical, automotive and coatings segments. Compared with 3Q12, sales volume was 9% lower (19 thousand tons), mainly due to seasonally lower volume of specialties and the non-scheduled stoppage in the Camaçari petrochemical complex, partially offset by the acquisition of the specialty chemicals plant in Uruguay. The volume sold by Oxiteno in 2012 totaled 761 thousand tons, a growth of 15% over 2011.

6

Ultracargo – In 4Q12, Ultracargo’s average storage increased by 6% compared with 4Q11, mainly due to the acquisition of Temmar, a terminal in the port of Itaqui, partially offset by the reduction in the handling of ethanol. Compared with 3Q12, the average storage decreased by 3%, mainly due to seasonality between periods, partially offset by an increased handling of products in the terminal of Itaqui, integrated since August. In 2012, Ultracargo average storage in its terminals increased by 5% compared with 2011.

Economic-Financial Performance

Net sales and services – Ultrapar’s consolidated net sales and services reached R$ 14,347 million in 4Q12, up 12% over 4Q11, as a result of revenues growth in all businesses. Compared with 3Q12, Ultrapar’s net sales and services increased by 2%. In 2012, Ultrapar’s net sales and services totaled R$ 53,919 million, up 11% over 2011.

7

Ultragaz – Ultragaz's net sales and services totaled R$ 957 million in 4Q12, stable compared with net sales and services of 4Q11. Compared with 3Q12, Ultragaz’s net sales and services decreased by 4%, lower than the seasonal decline of 5% in sales volume. In 2012, Ultragaz’s net sales and services totaled R$ 3,847 million, a 2% increase over 2011.

Ipiranga – Ipiranga's net sales and services totaled R$ 12,545 million in 4Q12, up 13% over 4Q11, as a result of (i) increased sales volume, (ii) the increase in diesel costs by Petrobras in July 2012 and (iii) the increased share of gasoline in the sales mix, effects partially offset by the reduction of anhydrous and hydrous ethanol costs. Compared with 3Q12, Ipiranga’s net sales and services increased by 2%, due to increased sales volume. In 2012, Ipiranga’s net sales and services totaled R$ 46,833 million, a growth of 11% over 2011.

Oxiteno – Oxiteno’s net sales and services totaled R$ 762 million in 4Q12, a 15% increase over 4Q11, mainly due to the 14% weaker Real and a 4% growth in sales volume, partially offset by 3% lower average dollar prices, mainly as a result of lower glycol prices in the international market. Compared with 3Q12, Oxiteno’s net sales and services decreased by 4%, mainly due to lower sales volume, partially offset by 4% higher average dollar prices. In 2012, Oxiteno’s net sales and services accumulated R$ 2,929 million, up 22% compared with 2011.

Ultracargo – Ultracargo’s net sales and services totaled R$ 79 million in 4Q12, a 15% increase over 4Q11, mainly due to the acquisition of Temmar and the improved mix of handled products and contracts. Compared with 3Q12, Ultracargo’s net sales and services was stable, with the reduction in handling offset by the improved mix of handled products and contracts. In 2012, Ultracargo’s net sales and services totaled R$ 301 million, an increase of 13% over 2011.

Cost of goods sold – Ultrapar’s cost of goods sold totaled R$ 13,225 million in 4Q12, a 12% growth compared with 4Q11, due to increased cost of goods sold in all businesses. Compared with 3Q12, Ultrapar’s cost of goods sold increased by 1%. In 2012, Ultrapar’s cost of goods sold totaled R$ 49,797 million, up 10% over 2011.

Ultragaz – Ultragaz’s cost of goods sold totaled R$ 831 million in 4Q12, up 1% over 4Q11, mainly as a result of (i) the effects of the inflation in 2012 and (ii) non-recurring costs related to the strike in LPG distributors in the state of São Paulo, partially offset by the 5% reduction in personnel and by the non-recurring costs related to the integration of Repsol and contingencies in 4Q11. Compared with 3Q12, Ultragaz’s cost of goods sold decreased by 3%, mainly due to seasonally lower volume, partially offset by the higher costs mentioned above. In 2012, Ultragaz’s cost of goods sold totaled R$ 3,313 million, up 3% over 2011.

Ipiranga – Ipiranga’s cost of goods sold totaled R$ 11,751 million in 4Q12, a 12% increase over 4Q11, mainly due to (i) increased sales volume, (ii) the 6% increase in diesel cost by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix, effects partially offset by the reduction of anhydrous and hydrated ethanol costs and by the non-recurring PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million. Compared with 3Q12, Ipiranga’s cost of goods sold increased by 2%, mainly due to increased sales volume. In 2012, Ipiranga’s cost of goods sold totaled R$ 44,055 million, up 10% over 2011.

Oxiteno – Oxiteno’s cost of goods sold in 4Q12 totaled R$ 611 million, growth of 18% over 4Q11, mainly as a result of the 14% weaker Real, the 4% higher sales volume and the increase in ethylene cost in 4Q12. Compared with 3Q12, Oxiteno’s cost of goods sold decreased by 1%, mainly as a consequence of the 9% lower volume, partially offset by the 8% increase in unit variable costs in dollar. In 2012, Oxiteno’s cost of goods sold totaled R$ 2,312 million, up 20% over 2011.

Ultracargo – Ultracargo’s cost of services provided in 4Q12 amounted to R$ 34 million, a 9% increase over 4Q11, mainly due to the increased depreciation resulting from recent capacity expansions and the acquisition of Temmar. Compared with 3Q12, Ultracargo’s cost of services provided increased by 6%, mainly due to the consolidation of Temmar since August 2012. In 2012, Ultracargo’s cost of services provided totaled R$ 123 million, an increase of 7% over 2011.

Sales, general and administrative expenses – Ultrapar's sales, general and administrative expenses reached R$ 669 million in 4Q12, up 13% over 4Q11. Compared with 3Q12, Ultrapar's sales, general and administrative expenses increased by 5%. In 2012, Ultrapar's sales, general and administrative expenses totaled R$ 2,495 million, up 16% over 2011.

Ultragaz – Ultragaz's sales, general and administrative expenses totaled R$ 104 million in 4Q12, a reduction of 7% from 4Q11, mainly due to (i) non-recurring expenses related to the integration of Repsol and contingencies in 4Q11, and (ii) initiatives to reduce expenses, partially offset by the effects of inflation on personnel and freight expenses. Compared with 3Q12, Ultragaz's sales, general and administrative expenses decreased by 1%, mainly due to lower expenses with

8

marketing and sales campaigns and to seasonal reduction in volumes. In 2012, Ultragaz's sales, general and administrative expenses totaled R$ 412 million, up 6% over 2011.

Ipiranga – Ipiranga's sales, general and administrative expenses totaled R$ 433 million in 4Q12, a 17% increase over 4Q11, mainly due to (i) increased sales volume, (ii) the effects of inflation on expenses, (iii) the expansion of the distribution network, and (iv) increased expenses with advertising and marketing, partially offset by the R$ 16 million expenses related to the preparation for the conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast and North regions of Brazil in 4Q11. Compared with 3Q12, Ipiranga's sales, general and administrative expenses increased by 5%, mainly due to higher expenses related to the expansion of the distribution network and higher variable compensation, in line with the earnings progression. In 2012, Ipiranga's sales, general and administrative expenses totaled R$ 1,622 million, a 19% growth over 2011.

Oxiteno – Oxiteno's sales, general and administrative expenses totaled R$ 106 million in 4Q12, up 18% over 4Q11, mainly due to (i) the start-up of operations of the company in the United States, (ii) the acquisition of the specialty chemicals plant in Uruguay, (iii) higher logistics expenses, resulting from increased sales volume and the effect of exchange rates on international freight expenses, and (iv) the effects of inflation on expenses. Compared with 3Q12, Oxiteno's sales, general and administrative expenses increased by 4%, mainly due to the effects of inflation on personnel expenses and the acquisition of the specialty chemicals plant in Uruguay. In 2012, Oxiteno’s sales, general and administrative expenses totaled R$ 389 million, up 22% over 2011.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$ 23 million in 4Q12, up 26% over 4Q11, mainly as a consequence of the acquisition of Temmar and higher expenses related to expansion projects. Compared with 3Q12, Ultracargo's sales, general and administrative expenses increased by 21%, mainly due to the acquisition of Temmar, integrated since August, and the lower level of variable compensation in 3Q12. In 2012, Ultracargo’s sales, general and administrative expenses totaled R$ 76 million, up 14% over 2011.

Income from sale of assets – Ultrapar’s income from sale of assets totaled R$ 3 million in 4Q12, R$ 3 million lower than the income from sale of assets in 4Q11, mainly due to the provision for sale of assets related to Oxiteno’s catalysts unit. Compared with 3Q12, the income from sale of assets decreased by R$ 2 million. In 2012, the income from sale of assets totaled R$ 4 million, R$ 18 million below that of 2011.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 677 million in 4Q12, a growth of 32% over 4Q11, as a result of the EBITDA growth in Ultragaz, Ipiranga and Ultracargo. Compared with 3Q12, Ultrapar’s EBITDA increased by 4%, due to the EBITDA growth in Ipiranga. In 2012, Ultrapar’s EBITDA totaled R$ 2,405 million, an 18% growth over 2011.

Ultragaz – Ultragaz’s EBITDA amounted to R$ 52 million in 4Q12, a 5% growth over 4Q11, mainly due to the non-recurring items related to the integration of Repsol and contingencies (R$ 15 million) in 4Q11 and expense reduction initiatives, partially offset by the effects of inflation on costs and expenses and by the strike in LPG distributors in the state of São Paulo, with an estimated impact of R$ 5 million. Compared with 3Q12, Ultragaz’s EBITDA reduced by 24%, mainly due to

9

seasonally lower volumes and the effects of the strike mentioned above. In 2012, Ultragaz’s EBITDA totaled R$ 243 million, 13% below that of 2011.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 509 million in 4Q12, up 46% over 4Q11, mainly due to (i) higher sales volume, (ii) the enhanced sales mix, with an increased share of gasoline, (iii) the evolution of diesel and anhydrous and hydrated ethanol costs, (iv) the non-recurring PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million, and (v) expenses of R$ 16 million related to the preparation for conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast and North regions of Brazil in 4Q11. Excluding these non-recurring effects, Ipiranga’s EBITDA grew by 34% over 4Q11. Compared with 3Q12, Ipiranga’s EBITDA increased by 21%, mainly due to the improved sales mix, with a higher seasonal share of gasoline, the evolution of anhydrous and hydrated ethanol costs and the non-recurring PIS/Cofins effect mentioned above. In 2012, Ipiranga’s EBITDA amounted to R$ 1,640 million, 21% increase over 2011, equivalent to an EBITDA margin of R$ 70/m³, or 3.5%.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 71 million in 4Q12, or US$ 187/ton, down 11% from 4Q11, mainly due to (i) the effect of the non-scheduled stoppage in the Camaçari petrochemical complex, (ii) costs and expenses related to the start-up of the company operations in the United States, and (iii) the increase in ethylene cost in 4Q12, partially offset by the 14% weaker Real and by higher sales volume. Compared with 3Q12, Oxiteno’s EBITDA reduced by 37%, mainly as a consequence of the seasonally lower volume and higher unit variable costs in dollars. In 2012, Oxiteno’s EBITDA totaled R$ 350 million, a robust growth of 34% over 2011.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 36 million in 4Q12, up 23% over 4Q11, mainly due to the acquisition of Temmar and the mix of handled products and contracts. Compared with 3Q12, Ultracargo’s EBITDA was 11% lower, mainly due to the seasonality between periods and the lower level of variable compensation in 3Q12. In 2012, Ultracargo’s EBITDA totaled R$ 145 million, a strong growth of 23% over 2011.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q12 amounted to R$ 186 million, 20% higher than that in 4Q11, as a result of increased investments in 2012, mainly in Ipiranga, and the acquisitions of the specialty chemicals plant in Uruguay and of Temmar. Compared with 3Q12, total depreciation and amortization costs and expenses increased by 3%. In 2012, Ultrapar’s total depreciation costs and expenses amounted to R$ 696 million, up 20% over 2011.

Financial results – Ultrapar reported R$ 56 million of net financial expenses in 4Q12, R$ 26 million lower than that of 4Q11, mainly due to the reduction in interest rates during the period. Compared with 3Q12, the net financial expenses decreased by R$ 2 million. At the end of 4Q12, net debt totaled R$ 3,077 million, corresponding to 1.3 times last twelve months EBITDA, below the ratios of 1.4 times in 4Q11 and 1.5 times in 3Q12. In 2012, Ultrapar reported net financial expense of R$ 262 million, R$ 34 million below that of 2011.

Net earnings – Ultrapar’s consolidated net earnings in 4Q12 amounted to R$ 302 million, equivalent to a net margin of 2%, a growth of 36% and 4% over 4Q11 and 3Q12, respectively, mainly due to the EBITDA growth between the periods. In 2012, Ultrapar reported net earnings of R$ 1,018 million, up 19% over 2011.

Investments – Total investments, net of disposals and repayments, amounted to R$ 590 million in 4Q12, allocated as follows:

•	At Ultragaz, R$ 27 million were invested mainly in new clients in the bulk segment.

•
At Ipiranga, R$ 405 million were invested, mainly in (i) the expansion and maintenance of the service stations network, (ii) the strengthening the logistics infrastructure, and (iii) the acquisition of the am/pm brand in Brazil. Of the total amount invested, R$ 373 million were allocated in fixed and intangible assets, and R$ 33 million relate to loans granted to clients, net of loan repayments.

•
At Oxiteno, R$ 29 million were invested, mainly in the expansions underway in the United States and Mexico. In addition, Oxiteno completed the acquisition of American Chemical, a specialty chemicals plant in Uruguay, in November 2012, with R$ 107 million payment, in addition to the assumption of R$ 33 million in net debt.

•	Ultracargo invested R$ 6 million, mainly in the maintenance of existing terminals.

10

R$ million	4Q12	2012
Additions to fixed and intangible assets1
Ultragaz	27	157
Ipiranga	373	914
Oxiteno	29	115
Ultracargo	6	84
Total – additions to fixed and intangible assets¹	448	1,295
Financing and bonuses to clients² – Ipiranga	33	28
Acquisition (disposal) of equity interest 3	110	169
Total investments, net of disposals and repayments	590	1,491
1 Includes the consolidation of Refinaria de Petróleo Riograndense and corporate IT services.
2 Financing to clients is included as working capital in the Cash Flow Statement.
3 Includes the acquisitions of Temmar and American Chemical and the sale of the catalyst production unit by Oxiteno. It does not include net debt from subsidiaries acquired.

In 2012, Ultrapar continued an investment strategy oriented to support the leadership position in its businesses and to grow volumes as an enabler of value creation. Ultrapar’s investments, net of disposals, totaled R$ 1,491 million, of which R$ 1,323 million were related to organic investments and R$ 169 million were related to acquisitions. Additionally, the company assumed R$ 124 million net debt in connection with the acquisitions made during the year.

At Ipiranga, R$ 942 million were invested, of which (i) R$ 514 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 63 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 12 logistics facilities, and (iii) R$ 365 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 914 million were related to property, plant, equipment and intangible assets and R$ 28 million were related to financing to clients, net of repayments. At Oxiteno, the total investments in 2012 amounted to R$ 115 million, mainly directed to the specialty chemicals plant in the United States and the maintenance of its plants. Oxiteno also acquired American Chemical, a specialty chemicals plant in Uruguay, with the disbursement of R$ 107 million, in addition to the assumption of R$ 33 million in net debt. Ultracargo’s investments totaled R$ 84 million, mainly allocated to the expansion of 72,000 cubic meters in the Aratu and Santos terminals. Additionally, Ultracargo disbursed R$ 68 million for the acquisition of Temmar, at the port of Itaqui, and assumed R$ 91 million in net debt. At Ultragaz, R$ 157 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

Ultrapar’s investment plan for 2013, excluding acquisitions, amounts to R$ 1,437 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investments plan¹ (R$ million)	2013 (E)
Ipiranga	872
Oxiteno	278
Ultracargo	103
Ultragaz	160
Others²	24
Total	1,437
1 Net of disposals 2 Includes mainly Refinaria de Petróleo Riograndense and corporate ITservices

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Ipiranga will invest (i) R$ 360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 182 million in the expansion of its logistic infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$ 868 million refer to additions to property, plant, equipment and intangible assets, and R$ 4 million refer to financing to clients, net of repayments. Oxiteno will direct R$ 203 million for expansion investments, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130,000 tons per year of production capacity, 30,000 tons of which will be operational by 2013 and 100,000 tons will start-up in 2014. Additionally, Oxiteno will invest in the maintenance of its plants. Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals. Ultragaz will focus its investments mainly on (i) UltraSystem (small bulk), due to the prospects of capturing new clients, (ii) the modernization of its filling plants, mainly in the Southeast region of Brazil, and expansion of facilities in the Northeast region of Brazil and (iii) the replacement and purchase of LPG bottles.

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 4Q12 was R$ 61 million/day, 72% higher than that in 4Q11, considering the combined trading volumes of the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 4Q12 quoted at R$ 46.29/share on the BM&FBOVESPA, with an accumulated appreciation of 1% in the quarter and 45% over 2012. During the same periods, the Ibovespa index appreciated by 3% and 7%, respectively. At the NYSE, Ultrapar’s shares remained stable in 4Q12 and appreciated by 30% during 2012, while the Dow Jones index depreciated by 2% in 4Q11 and appreciated by 7% over 2012. Ultrapar closed 2012 with a market value of R$ 25 billion, a 45% growth over 4Q11.

12

Outlook

The nature of Ultrapar’s businesses, which are at the same time resilient and leveraged on the Brazilian economic growth, combined with the investments and acquisitions made in recent years, allow the company to have visibility to keep the earnings growth trajectory. Ipiranga will continue to invest in expanding its distribution network and logistics infrastructure, leveraging the benefits from the growth of the vehicle fleet in Brazil and the growth of the Brazilian economy. Additionally, Ipiranga will intensify its differentiation initiatives, based on increasing the offer of products, services and convenience to its consumers. Oxiteno will continue capturing benefits from the completion and maturing process of investments in Brazil in a more favorable exchange rate environment, in addition to focusing on its international expansion plan, with investments underway in the United States and Mexico, and on the implementation of the business plan for the acquisition in Uruguay, made in 2012. The completion by Ultracargo, in 2012, of a cycle of capacity expansions in its terminals, in order to meet the growing demand for liquid bulk storage in Brazil, and the acquisition of the terminal at the port of Itaqui, will strengthen its operating scale and produce significant benefits in 2013. At Ultragaz, investments made and the economic growth will continue to contribute to the growth in sales volume in the bulk LPG segment, coupled with the focus on managing costs and expenses for earnings recovery. The company will remain attentive to acquisition and investment opportunities in all of its businesses, aiming at continued growth and value creation of Ultrapar. Ultrapar closes 2012 with the satisfaction for the results and recognitions achieved, confident that it has solid foundations to continue its success story.

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Forthcoming events

Conference call / Webcast: February 22nd, 2013

Ultrapar will be holding a conference call for analysts on February 22nd, 2013 to comment on the company's performance in the fourth quarter of 2012 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 10:30 a.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

14

Operational and market information

Financial focus	4Q12	4Q11	3Q12	2012	2011
EBITDA margin Ultrapar	4.7%	4.0%	4.6%	4.5%	4.2%
Net margin Ultrapar	2.1%	1.7%	2.1%	1.9%	1.8%
Focus on human resources	4Q12	4Q11	3Q12	2012	2011
Number of employees – Ultrapar	9,282	9,055	9,135	9,282	9,055
Number of employees – Ultragaz	3,933	4,129	3,977	3,933	4,129
Number of employees – Ipiranga	2,562	2,434	2,553	2,562	2,434
Number of employees – Oxiteno	1,795	1,595	1,608	1,795	1,595
Number of employees – Ultracargo	593	555	590	593	555
Focus on capital markets¹	4Q12	4Q11	3Q12	2012	2011
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market value2 – R$ million	23,889	16,923	24,976	23,075	15,324
BM&FBOVESPA¹	4Q12	4Q11	3Q12	2012	2011
Average daily volume (shares)	923,634	744,085	810,900	812,998	879,910
Average daily trading volume (R$ 000)	40,433	23,095	37,252	34,461	24,612
Average share price (R$/share)	43.8	31.0	45.9	42.4	28.0
NYSE¹	4Q12	4Q11	3Q12	2012	2011
Quantity of ADRs3 (000 ADRs)	35,425	56,076	42,869	35,425	56,076
Average daily volume (ADRs)	472,154	399,725	504,718	496,314	350,892
Average daily trading volume (US$ 000)	10,143	6,924	11,390	10,756	5,943
Average share price (US$/ADR)	21.5	17.3	22.6	21.7	16.9
Total¹	4Q12	4Q11	3Q12	2012	2011
Average daily volume (shares)	1,395,788	1,143,810	1,315,618	1,309,312	1,230,802
Average daily trading volume (R$ 000)	61,250	35,558	60,360	55,498	34,646

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 23, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011
2	Calculated based on the weighted average price in the period
3	1 ADR = 1 common share

15

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2012	2011	2012

ASSETS

Cash and financial investments	3,012.2	2,707.9	2,125.4
Trade accounts receivable	2,306.8	2,026.4	2,388.6
Inventories	1,299.8	1,310.1	1,280.1
Taxes	483.2	470.5	398.4
Other	74.6	60.5	62.7
Total Current Assets	7,176.6	6,575.5	6,255.2

Investments	15.5	15.4	15.5
Property, plant and equipment and intangibles	6,670.0	5,818.1	6,305.1
Financial investments	149.5	74.4	136.5
Trade accounts receivable	137.4	117.7	116.1
Deferred income tax	465.2	510.1	495.6
Escrow deposits	534.0	469.4	517.3
Other	151.7	162.0	190.9
Total Non-Current Assets	8,123.4	7,167.2	7,777.0

TOTAL ASSETS	15,299.9	13,742.7	14,032.2

LIABILITIES

Loans, financing and debenturers	1,641.1	2,305.0	1,940.3
Suppliers	1,312.3	1,075.1	1,013.3
Payroll and related charges	254.6	268.3	227.8
Taxes	183.2	148.3	173.3
Other	358.3	301.1	123.4
Total Current Liabilities	3,749.5	4,097.8	3,478.0

Loans, financing and debenturers	4,597.6	3,256.6	3,724.8
Provision for contingencies	551.6	512.8	550.6
Post-retirement benefits	120.6	96.8	109.6
Other	264.9	201.6	264.3
Total Non-Current Liabilities	5,534.7	4,067.7	4,649.3

TOTAL LIABILITIES	9,284.2	8,165.5	8,127.3

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	2,248.5	1,854.5	1,854.7
Treasury shares	(114.9)	(118.2)	(119.9)
Others	159.8	118.0	445.0
Non-controlling interest	25.5	26.2	28.3
Total shareholders’ equity	6,015.7	5,577.2	5,904.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	15,299.9	13,742.7	14,032.2

Cash and financial investments	3,161.7	2,782.3	2,261.9
Debt	(6,238.7)	(5,561.6)	(5,665.1)
Net cash (debt)	(3,077.0)	(2,779.3)	(3,403.2)

16

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales and services	14,346.9	12,758.4	14,122.9	53,919.4	48,661.3

Cost of sales and services	(13,225.3)	(11,841.2)	(13,037.0)	(49,797.2)	(45,139.6)

Gross profit	1,121.6	917.2	1,085.9	4,122.2	3,521.7

Operating expenses
Selling	(404.6)	(368.8)	(406.1)	(1,581.5)	(1,349.9)
General and administrative	(264.4)	(223.2)	(233.0)	(913.4)	(793.2)

Other operating income (expenses), net	35.8	25.2	19.1	77.9	52.0
Income from sale of assets	3.1	6.0	4.8	3.7	21.4

Operating income	491.4	356.4	470.8	1,708.9	1,452.0

Financial results
Financial income	49.3	73.3	47.9	218.1	322.4
Financial expenses	(105.7)	(155.8)	(106.3)	(480.6)	(618.9)
Equity in earnings (losses) of affiliates	(0.0)	0.1	0.0	0.2	0.2

Income before income and social contribution taxes	435.0	273.9	412.4	1,446.6	1,155.7

Provision for income and social contribution taxes
Current	(101.3)	(25.9)	(116.4)	(365.0)	(243.2)
Deferred	(45.9)	(36.7)	(18.1)	(107.2)	(85.9)
Benefit of tax holidays	13.8	9.8	12.8	43.4	28.2

Net Income	301.7	221.2	290.8	1,017.9	854.8

Net income attributable to:
Shareholders of Ultrapar	299.8	220.1	288.7	1,011.0	848.8
Non-controlling shareholders of the subsidiaries	1.9	1.1	2.1	6.9	6.0

EBITDA¹	677.1	511.1	651.8	2,405.4	2,032.3

EBITDA (prior to ICVM 527)²	674.0	505.0	646.9	2,401.6	2,010.7
Depreciation and amortization	185.7	154.7	181.0	696.3	580.1
Total investments, net of disposals and repayments	589.7	386.2	342.5	1,491.4	1,089.5

RATIOS

Earnings per share - R$	0.56	0.41	0.54	1.89	1.59
Net debt / Stockholders' equity	0.51	0.50	0.58	0.51	0.50
Net debt / LTM EBITDA	1.28	1.37	1.52	1.28	1.37
Net interest expense / EBITDA	0.08	0.16	0.09	0.11	0.15
Gross margin	7.8%	7.2%	7.7%	7.6%	7.2%
Operating margin	3.4%	2.8%	3.3%	3.2%	3.0%
EBITDA margin	4.7%	4.0%	4.6%	4.5%	4.2%

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
² Before income from sale of assets and equity in earnings (losses) of affiliates

17

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - DEC
	2012	2011

Cash Flows from operating activities	2,449.5	1,710.8
Net income	1,017.9	854.8
Depreciation and amortization	696.3	580.1
Working capital	170.5	(313.6)
Financial expenses (A)	613.5	736.7
Deferred income and social contribution taxes	107.2	85.9
Income from sale of assets	(3.7)	(21.4)
Cash paid for income and social contribution taxes	(169.1)	(131.5)
Other (B)	16.8	(80.2)

Cash Flows from investing activities	(1,463.8)	(1,046.6)
Additions to fixed and intangible assets, net of disposals	(1,295.1)	(970.2)
Acquisition and sale of equity investments	(168.7)	(76.4)

Cash Flows from (used in) financing activities	(618.6)	(1,104.4)
Debt raising	2,755.2	975.6
Amortization of debt	(2,437.9)	(1,226.5)
Interest paid	(331.9)	(348.1)
Payment of financial lease	(4.6)	(7.0)
Payment of loan with Noble Brasil	(50.0)	-
Related parties	(0.8)	3.8
Dividends paid (C)	(548.6)	(502.0)
Other (D)	(0.0)	(0.1)

Net increase (decrease) in cash and cash equivalents	367.0	(440.2)

Cash from subsidiaries acquired	12.3	2.2

Cash and cash equivalents at the beginning of the period (E)	2,782.3	3,220.4

Cash and cash equivalents at the end of the period (E)	3,161.7	2,782.3

Supplemental disclosure of cash flow information
Debt from subsidiaries acquired (F)	136.3	-

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the acquisition of non-controlling interest.
(E)	Includes long term financial investments.
(F)	In 2012, includes gross debt of R$ 96 million from the acquisition of Temmar and R$ 40 million from the acquisition of American Chemical.

18

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2012	2011	2012

OPERATING ASSETS
Trade accounts receivable	179.2	187.1	202.5
Trade accounts receivable - noncurrent portion	25.4	26.0	24.4
Inventories	50.7	63.9	51.0
Taxes	28.6	22.7	27.0
Escrow deposits	129.9	113.2	126.6
Other	40.4	27.9	28.3
Property, plant and equipment and intangibles	725.4	709.3	733.8

TOTAL OPERATING ASSETS	1,179.7	1,150.0	1,193.6

OPERATING LIABILITIES
Suppliers	51.0	44.3	44.7
Payroll and related charges	78.9	81.7	74.9
Taxes	4.3	4.4	4.6
Provision for contingencies	74.1	65.1	70.9
Other accounts payable	18.5	11.5	12.4

TOTAL OPERATING LIABILITIES	226.8	206.9	207.6

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales	956.9	956.4	997.1	3,847.1	3,766.8

Cost of sales and services	(830.8)	(825.5)	(853.5)	(3,313.3)	(3,213.5)

Gross profit	126.0	131.0	143.6	533.8	553.2

Operating expenses
Selling	(70.8)	(78.8)	(75.2)	(291.0)	(271.6)
General and administrative	(32.9)	(32.4)	(29.6)	(121.0)	(116.1)

Other operating income (expenses), net	(0.3)	(0.4)	(0.3)	(0.3)	(1.1)
Income from sale of assets	(2.8)	(1.4)	(3.2)	(9.6)	(1.7)

Operating income	19.2	18.0	35.3	111.8	162.7

Equity in earnings (losses) of affiliates	0.0	0.0	(0.0)	0.0	0.0

EBITDA¹	52.1	49.7	68.5	243.2	280.1

EBITDA (prior to ICVM 527)²	54.8	51.1	71.7	252.8	281.9
Depreciation and amortization	32.8	31.7	33.2	131.4	117.5

RATIOS

Gross margin (R$/ton)	303	315	329	318	335
Operating margin (R$/ton)	46	43	81	66	98
EBITDA margin¹ (R$/ton)	125	120	157	145	170

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
² Before income from sale of assets and equity in earnings (losses) of affiliates

19

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2012	2011	2012

OPERATING ASSETS
Trade accounts receivable	1,717.2	1,432.9	1,703.0
Trade accounts receivable - noncurrent portion	111.0	91.5	91.4
Inventories	805.6	795.1	800.0
Taxes	151.7	210.9	142.8
Other	174.0	149.1	174.3
Property, plant and equipment and intangibles	3,011.8	2,475.3	2,734.7

TOTAL OPERATING ASSETS	5,971.3	5,154.8	5,646.1

OPERATING LIABILITIES
Suppliers	1,102.7	892.7	831.9
Payroll and related charges	87.6	98.8	77.0
Post-retirement benefits	101.8	86.7	95.5
Taxes	70.8	76.5	68.2
Provision for contingencies	170.2	169.4	171.9
Other accounts payable	176.0	169.4	157.6

TOTAL OPERATING LIABILITIES	1,709.1	1,493.6	1,402.1

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales	12,544.6	11,070.4	12,248.7	46,832.8	42,223.9

Cost of sales and services	(11,750.6)	(10,468.5)	(11,539.4)	(44,055.2)	(39,897.9)

Gross profit	794.0	601.9	709.3	2,777.5	2,326.0

Operating expenses
Selling	(277.3)	(243.3)	(276.1)	(1,085.2)	(917.5)
General and administrative	(155.7)	(126.5)	(137.2)	(536.8)	(447.5)

Other operating income (expenses), net	31.1	25.3	19.3	81.3	53.1
Income from sale of assets	10.5	7.3	4.6	12.3	22.9

Operating income	402.7	264.6	320.0	1,249.0	1,037.1

Equity in earnings (losses) of affiliates	0.1	0.0	0.1	0.3	0.2

EBITDA¹	509.1	349.3	422.4	1,640.1	1,353.5

EBITDA (prior to ICVM 527)²	498.5	342.0	417.7	1,627.5	1,330.4
Depreciation and amortization	106.3	84.6	102.3	390.7	316.2

RATIOS

Gross margin (R$/m3)	129	107	117	119	107
Operating margin (R$/m3)	66	47	53	53	48
EBITDA margin¹ (R$/m3)	83	62	70	70	62
EBITDA margin¹ (%)	4.1%	3.2%	3.4%	3.5%	3.2%

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
² Before income from sale of assets and equity in earnings (losses) of affiliates

20

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2012	2011	2012

OPERATING ASSETS
Trade accounts receivable	384.1	392.3	460.7
Inventories	432.1	442.9	420.7
Taxes	141.9	129.4	143.3
Other	100.3	98.2	92.4
Property, plant and equipment and intangibles	1,640.9	1,556.8	1,550.3

TOTAL OPERATING ASSETS	2,699.2	2,619.6	2,667.4

OPERATING LIABILITIES
Suppliers	134.4	124.5	120.0
Payroll and related charges	71.7	64.0	61.3
Taxes	25.1	21.9	26.0
Provision for contingencies	91.3	84.5	89.8
Other accounts payable	20.5	13.4	14.0

TOTAL OPERATING LIABILITIES	342.9	308.4	311.1

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales	761.8	661.9	795.9	2,928.8	2,408.6

Cost of goods sold
Variable	(517.4)	(437.3)	(522.8)	(1,957.8)	(1,611.4)
Fixed	(64.9)	(56.6)	(62.4)	(241.2)	(222.6)
Depreciation and amortization	(29.0)	(25.2)	(29.2)	(113.4)	(97.0)

Gross profit	150.6	142.8	181.6	616.4	477.6

Operating expenses
Selling	(51.1)	(44.6)	(51.2)	(191.7)	(153.8)
General and administrative	(54.9)	(45.4)	(50.8)	(197.5)	(166.0)

Other operating income (expenses), net	(0.2)	(0.9)	(0.9)	(1.5)	(3.0)
Income from sale of assets	(4.7)	(0.0)	3.4	0.9	0.1

Operating income	39.8	51.9	82.1	226.6	154.8

Equity in earnings (losses) of affiliates	(0.1)	0.0	(0.1)	(0.1)	0.0

EBITDA¹	71.2	79.5	113.8	349.6	261.1

EBITDA (prior to ICVM 527)²	75.9	79.5	110.5	348.8	261.0
Depreciation and amortization	31.5	27.6	31.8	123.1	106.3

RATIOS

Gross margin (R$/ton)	813	799	888	809	724
Operating margin (R$/ton)	215	291	401	298	235
EBITDA margin¹ (R$/ton)	384	445	556	459	396

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
² Before income from sale of assets and equity in earnings (losses) of affiliates

21

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2012	2011	2012

OPERATING ASSETS
Trade accounts receivable	29.0	16.2	20.7
Inventories	2.3	1.5	2.2
Taxes	11.1	6.9	10.9
Other	16.5	10.3	13.1
Property, plant and equipment and intangibles	959.7	758.4	963.4

TOTAL OPERATING ASSETS	1,018.6	793.2	1,010.3

OPERATING LIABILITIES
Suppliers	8.7	16.0	10.5
Payroll and related charges	14.4	19.5	13.3
Taxes	4.3	3.9	4.8
Provision for contingencies	10.1	12.6	10.7
Other accounts payable¹	49.3	42.9	51.6

TOTAL OPERATING LIABILITIES	86.9	94.8	91.0
¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales	78.8	68.8	78.8	300.9	266.9
	-	-	-	-	-
Cost of sales and services	(33.5)	(30.7)	(31.5)	(123.0)	(114.6)
	-	-	-	-	-
Gross profit	45.3	38.1	47.2	177.9	152.3
	-	-	-	-	-
Operating expenses
Selling	(4.4)	(1.9)	(3.4)	(11.6)	(5.8)
General and administrative	(18.3)	(16.3)	(15.4)	(64.1)	(60.8)

Other operating income (expenses), net	1.3	1.3	0.9	3.9	3.1
Income from sale of assets	0.0	0.2	(0.0)	0.0	0.1

Operating income	23.9	21.4	29.3	106.1	88.9

Equity in earnings (losses) of affiliates	(0.0)	-	0.0	-	-

EBITDA¹	35.8	29.2	40.0	144.9	118.2

EBITDA (prior to ICVM 527)²	35.7	29.0	40.1	144.9	118.1
Depreciation and amortization	11.9	7.7	10.7	38.9	29.3

RATIOS

Gross margin	57%	55%	60%	59%	57%
Operating margin	30%	31%	37%	35%	33%
EBITDA margin¹	45%	42%	51%	48%	44%

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
² Before income from sale of assets and equity in earnings (losses) of affiliates

22

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2012	2011	2012	2012	2011

Net sales
Ultrapar	6,969.7	7,088.1	6,961.4	27,586.0	29,052.0
Ultragaz	464.8	531.3	491.5	1,968.2	2,248.9
Ipiranga	6,094.1	6,150.3	6,037.5	23,960.4	25,208.7
Oxiteno	370.1	367.7	392.3	1,498.4	1,438.0
Ultracargo	38.3	38.2	38.8	153.9	159.3

EBITDA¹
Ultrapar	328.9	283.9	321.3	1,230.7	1,213.3
Ultragaz	25.3	27.6	33.8	124.4	167.3
Ipiranga	247.3	194.0	208.2	839.1	808.1
Oxiteno	34.6	44.2	56.1	178.9	155.9
Ultracargo	17.4	16.2	19.7	74.2	70.6

Operating income
Ultrapar	238.7	198.0	232.1	874.3	866.9
Ultragaz	9.3	10.0	17.4	57.2	97.1
Ipiranga	195.6	147.0	157.7	639.0	619.2
Oxiteno	19.3	28.8	40.5	115.9	92.4
Ultracargo	11.6	11.9	14.5	54.3	53.1

EBITDA margin
Ultrapar	5%	4%	5%	4%	4%
Ultragaz	5%	5%	7%	6%	7%
Ipiranga	4%	3%	3%	4%	3%
Oxiteno	9%	12%	14%	12%	11%
Ultracargo	45%	42%	51%	48%	44%

EBITDA margin / volume
Ultragaz (US$/ton)	61	66	77	74	101
Ipiranga (US$/m3)	40	34	34	36	37
Oxiteno (US$/ton)	187	247	274	235	236

Net income
Ultrapar	146.6	122.9	143.3	520.8	510.3

Net income / share (US$)	0.27	0.23	0.27	0.96	0.95

¹ As set forth in CVM Instruction 527 of October 4, 2012, EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization

23

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in December/2012
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) ¹	Maturity

Foreign Currency

Notes	508.9	-	-	-	-	508.9	US$	7.2	2015
Foreign loan	-	122.1	-	159.6	-	281.7	US$ + LIBOR	0.9	2014 to 2015
Advances on foreign exchange contracts	-	114.8	-	-	-	114.8	US$	2.0	< 350 days
Financial institutions	-	84.0	-	-	-	84.0	US$	2.5	2013 to 2017
BNDES	19.5	31.0	-	8.8	-	59.3	US$	5.5	2013 to 2020
Foreign currency advances delivered	-	52.7	-	-	-	52.7	US$	1.6	< 87 days
Financial institutions	-	40.6	-	-	-	40.6	US$ + LIBOR	2.0	2017
Financial institutions	-	30.2	-	-	-	30.2	Bs	11.3	2013 to 2015
Financial institutions	-	25.3	-	-	-	25.3	MX$ + TIIE	1.4	2014 to 2016
BNDES	-	-	-	-	0.3	0.3	UMBNDES	6.9	2016

Subtotal	528.4	500.8	-	168.3	0.3	1,197.8

Local Currency

Banco do Brasil fixed rate ²	-	-	-	1,948.1	-	1,948.1	R$	11.9	2013 to 2015
Debentures - 4th issuance	-	-	-	-	845.9	845.9	CDI	108.2	2015
BNDES	210.6	208.9	140.1	118.3	1.1	679.0	TJLP	2.5	2013 to 2020
Banco do Brasil floating rate	-	-	-	668.9	-	668.9	CDI	101.4	2014
Debentures - 1st issuance IPP	-	-	-	602.3	-	602.3	CDI	107.9	2017
Banco do Nordeste do Brasil	-	72.9	45.9	-	-	118.8	R$	8.5	2018 to 2021
BNDES	7.1	12.3	2.1	27.7	0.4	49.6	R$	5.8	2015 to 2021
Financial leasing	42.4	-	-	-	-	42.4	IGPM	5.6	2031
Research and projects financing (FINEP)	-	20.1	-	10.7	-	30.8	R$	4.0	2019 to 2021
Research and projects financing (FINEP)	1.0	22.5	-	-	-	23.5	TJLP	0.2	2013 to 2014
Debentures - RPR	-	-	-	-	21.0	21.0	CDI	118.0	2014
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	0.5	-	0.5	TJLP	2.8	2013
Financial leasing fixed rate	-	-	-	0.1	0.4	0.5	R$	14.4	2013 to 2014

Subtotal	261.0	336.7	188.1	3,376.5	868.8	5,031.2

Unrealized losses on swaps transactions	-	4.8	-	4.9	-	9.7

Total	789.4	842.3	188.1	3,549.8	869.2	6,238.7

Composition per annum

Up to 1 year	58.4	361.0	36.4	1,121.4	63.9	1,641.1
From 1 to 2 years	47.7	223.7	40.1	1,132.7	5.1	1,449.2
From 2 to 3 years	561.6	72.0	34.0	638.3	799.6	2,105.5
From 3 to 4 years	42.1	61.8	30.5	32.2	0.4	167.0
From 4 to 5 years	23.1	94.9	22.7	621.8	0.1	762.6
Thereafter	56.5	28.9	24.4	3.3	0.1	113.2

Total	789.4	842.3	188.1	3,549.8	869.2	6,238.7

	Balance in December/2012
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	809.7	638.2	233.9	1,371.3	108.6	3,161.7

¹ Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
² For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

24

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2013)

Date, Time and Location:
February 20th, 2013, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law, all of whom undersigned these minutes, and Mr. Edimar Facco, representative of Deloitte Touche Tohmatsu (“DTT”).

Decisions:

1.
To approve, after having discussed and analyzed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31st, 2012, as well as the destination of net earnings for the year and the distribution of dividends, supported by the report from the Company's independent auditors.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 20th, 2013)

2.
To approve, subject to the annual general shareholders’ meeting’s approval, the following destination of net earnings for the year ended December 31st, 2012, in the amount of R$ 1,011,009,115.34 (one billion eleven million nine thousand one hundred and fifteen Reais and thirty-four cents), as described below:

a)	R$ 50,550,455.77 (fifty million five hundred and fifty thousand four hundred and fifty-five Reais and seventy-seven cents) will be allocated to the legal reserve;

b)	R$ 333,034,604.77 (three hundred and thirty-three million thirty-four thousand six hundred and four Reais and seventy-seven cents) will be allocated to the statutory reserve for investments; and

c)
R$ 627,424,054.80 (six hundred and twenty-seven million four hundred and twenty-four thousand and fifty-four Reais and eighty cents) will be allocated to the payment of dividends to holders of common shares, of which R$ 273,391,844.40 (two hundred and seventy-three million three hundred and ninety-one thousand eight hundred and forty-four Reais and forty cents) were paid as intermediary dividends as approved by the Board of Directors on August 1st, 2012. The remaining balance of the dividends approved today, equivalent to R$ 354,032,210.40 (three hundred and fifty-four million thirty-two thousand two hundred and ten Reais and forty cents) will be paid to shareholders from March 8th, 2013 onwards, with no remuneration or monetary adjustment.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 20th, 2013)

Shareholders will receive dividends per share of R$ 0.66 (sixty-six cents of Real).

The record date to establish the right to receive the dividend approved today will be February 27th, 2013 in Brazil and March 4th, 2013 in the United States of America. The shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) from February 28th, 2013 onwards.

3.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

4.	To approve the proposed amendment to the Company’s Financial Risk Management Policy, in order to modify certain parameters to encompass the financial management of its foreign subsidiaries.

5.
Pursuant to the approval by the Board of Directors, on May 2nd, 2012 of guarantees provided by Ultrapar to its subsidiaries in connection with the Credit Limit Contract nr 12.2.0168.1, entered into among the BNDES (Banco Nacional de Desenvolvimento Econômico e Social), the Company and its subsidiaries on July 5th, 2012 (“Contract”), the members of the Board of Directors authorized the Company to amend such Contract, to include the subsidiary Terminal Marítimo do Maranhão S.A. – TEMMAR. All other conditions set forth in the Contract, including the total credit limit, remain unchanged.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 20th, 2013)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Pedro Wongtschowski

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 20th, 2013)

Luiz Carlos Teixeira

Members of the Fiscal Council:

Flavio César Maia Luz

Mario Probst

Luiz Oswaldo Sant’Iago Moreira de Souza

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                                                                           NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (02/2013)

Date, Time and Location:
February 20th, 2013, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2012, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.
Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting held on February 19th, 2013 and based on the unqualified opinion of the independent auditors, dated February 20th, 2013, the Fiscal Council issued its report, as attached (Annex A).

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 20th , 2013)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst

Luiz Oswaldo Sant’Iago Moreira de Souza

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 20th , 2013)

ANNEX A
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2012. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, Deloitte Touche Tohmatsu, dated February 20th, 2013, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on February 20th, 2013, approved the distribution of dividends, payable from the net earnings account for fiscal year of 2012, in the amount of R$ 354,032,210.40 (three hundred and fifty-four million thirty-two thousand two hundred and ten Reais and forty cents), to be paid from March 8th, 2013 onwards, without remuneration or monetary adjustment. This distribution, in addition to the intermediary distribution of dividends in the amount of R$ 273,391,844.40 (two hundred and seventy-three million three hundred ninety-one thousand eight hundred forty-four Reais and forty cents) paid in August 2012, totals R$ 627,424,054.80 (six hundred and twenty-seven million four hundred and twenty-four thousand and fifty-four Reais and eighty cents) in dividends for the fiscal year ended December 31st, 2012. The proposal of the 2012 net earnings destination is subject to approval in the Company’s annual shareholders’ meeting.

Holders of shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.66 per share.

The record date to establish the right to receive the dividend will be February 27th, 2013 in Brazil, and March 4th, 2013 in the United States of America. Therefore, from February 28th, 2013 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, February 20th, 2013.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2012 Financial Report; 4Q12 and 2012 Earnings release; Board of Directors Minutes; Fiscal Council Minutes; Notice to Shareholders)